Exhibit 99.2

REPRESENTATION LETTER

The entities that are required to be included in the consolidated financial statements of affiliates in accordance with the “Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises” for the year ended December 31, 2021 are all the same as those included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries prepared in conformity with the International Financial Reporting Standard 10 “Consolidated Financial Statements”. Relevant information that should be disclosed in the consolidated financial statements of affiliates is included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries. Hence, we do not prepare a separate set of consolidated financial statements of affiliates.

Very truly yours,

CHUNGHWA TELECOM CO., LTD.

By	/s/ Chi-Mau Sheih
Chi-Mau Sheih
Chairman

February 23, 2022

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries (The “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2021. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter of the consolidated financial statements for the year ended December 31, 2021 is as follows:

Revenue Recognition on Mobile Service

Refer to Notes 3 and 30 to the consolidated financial statements.

The Company’s mobile service revenue consists of subscriber-based charges made up of a significant volume of low-dollar transactions. Because of the complexity and a variety of subscriber-based charges as well as a large number of transactions, the Company uses highly automated systems to process and record its revenue transactions.

Given the Company’s systems to process and record revenue are highly automated, auditing revenue was complex and challenging due to the extent of audit effort required and involvement of professionals with expertise in information technology (IT) necessary for us to identify, test, and evaluate the Company’s IT systems.

Our audit procedures related to the Company’s systems to process revenue transactions included the following, among others:

•	With the assistance of our IT specialists, we:

•

Identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls and change management controls.

•	Performed testing of system interface controls and automated controls within the relevant revenue streams, as well as the controls designed to ensure the accuracy and completeness of revenue.

•	We tested internal controls within the relevant revenue business processes, including those in place to reconcile the various systems to the Company’s accounting system.

•	We selected samples from mobile service revenue and agreed to customer contracts and records of cash receipts.

Other Matter

We have also audited the parent company only financial statements of Chunghwa Telecom Co., Ltd. as of and for the years ended December 31, 2021 and 2020 on which we have issued an unmodified opinion.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IFRS, IAS, IFRIC, and SIC endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the auditing standards generally accepted in the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision, and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements for the year ended December 31, 2021, and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors’ report are Dien Sheng Chang and Cheng Hung Kuo.

/s/ Dien Sheng Chang	/s/ Cheng Hung Kuo

Deloitte & Touche
Taipei, Taiwan
Republic of China

February 23, 2022

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars)

	2021		2020
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$39,778,624	8	$30,419,655	6
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	2,566	—	9,897	—
Hedging financial assets (Notes 3 and 20)	—	—	1,752	—
Contract assets (Notes 3 and 30)	5,554,070	1	5,331,246	1
Trade notes and accounts receivable, net (Notes 3, 4, 9, 13 and 30)	23,947,107	5	22,621,902	5
Receivables from related parties (Note 38)	41,528	—	230,696	—
Inventories (Notes 3, 4, 10 and 39)	11,327,409	2	12,408,903	3
Prepayments (Note 11)	2,330,097	—	2,306,246	—
Other current monetary assets (Notes 12, 28 and 35)	5,060,878	1	6,123,665	1
Other current assets (Notes 19, 32 and 39)	2,978,780	1	2,349,097	—

Total current assets	91,021,059	18	81,803,059	16

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Notes 3, 4 and 7)	908,775	—	677,202	—
Financial assets at fair value through other comprehensive income (Notes 3, 4, 8 and 35)	3,615,888	1	7,193,174	2
Investments accounted for using equity method (Notes 3, 14 and 35)	7,332,774	2	6,893,001	1
Contract assets (Notes 3 and 30)	2,607,744	—	2,495,302	—
Property, plant and equipment (Notes 3, 4, 13, 15, 35, 38 and 39)	289,100,461	56	281,415,943	56
Right-of-use assets (Notes 3, 4, 16 and 38)	11,050,936	2	11,009,206	2
Investment properties (Notes 3, 4, 17, 35 and 38)	9,662,638	2	9,621,322	2
Intangible assets (Notes 3, 4, 13, 18 and 35)	83,945,083	16	90,284,560	18
Deferred income tax assets (Notes 3, 13 and 32)	2,785,006	1	3,132,713	1
Incremental costs of obtaining contracts (Notes 3 and 30)	987,656	—	999,593	—
Net defined benefit assets (Notes 3, 4, 13 and 28)	3,391,077	1	3,372,555	1
Prepayments (Note 11)	1,798,463	—	2,213,521	—
Other noncurrent assets (Notes 19, 35, 39 and 40)	4,862,800	1	5,266,841	1

Total noncurrent assets	422,049,301	82	424,574,933	84

TOTAL	$513,070,360	100	$506,377,992	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$65,000	—	$67,000	—
Short-term bills payable (Note 22)	—	—	6,999,198	1
Financial liabilities at fair value through profit or loss (Notes 3, 4 and 7)	6,180	—	143	—
Hedging financial liabilities (Notes 3 and 20)	8,286	—	—	—
Contract liabilities (Notes 3, 30 and 38)	12,234,276	2	13,436,706	3
Trade notes and accounts payable (Note 25)	18,063,288	4	15,590,814	3
Payables to related parties (Note 38)	391,358	—	645,944	—
Current tax liabilities (Notes 3 and 32)	4,593,458	1	4,369,241	1
Lease liabilities (Notes 3, 4, 16, 35 and 38)	3,210,564	1	3,381,571	1
Other payables (Notes 26 and 35)	24,436,708	5	23,987,962	5
Provisions (Notes 3, 13 and 27)	284,813	—	313,555	—
Current portion of long-term loans (Notes 23 and 39)	—	—	1,600,000	—
Other current liabilities	998,367	—	1,042,977	—

Total current liabilities	64,292,298	13	71,435,111	14

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 39)	1,600,000	—	—	—
Bonds payable (Note 24)	26,976,675	6	19,980,272	4
Contract liabilities (Notes 3 and 30)	6,840,056	1	7,289,087	2
Deferred income tax liabilities (Notes 3, 13 and 32)	2,189,411	—	1,966,538	—
Provisions (Notes 3, 13 and 27)	141,865	—	100,616	—
Lease liabilities (Notes 3, 4, 16, 35 and 38)	7,061,689	2	6,215,096	1
Customers’ deposits (Note 38)	5,336,343	1	4,826,679	1
Net defined benefit liabilities (Notes 3, 4, 13 and 28)	2,287,663	—	3,415,331	1
Other noncurrent liabilities	5,081,910	1	1,890,805	—

Total noncurrent liabilities	57,515,612	11	45,684,424	9

Total liabilities	121,807,910	24	117,119,535	23

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 29)
Common stocks	77,574,465	15	77,574,465	15

Additional paid-in capital	171,279,625	33	171,261,379	34

Retained earnings
Legal reserve	77,574,465	15	77,574,465	15
Special reserve	2,675,419	1	2,675,419	1
Unappropriated earnings	50,639,022	10	47,918,166	10

Total retained earnings	130,888,906	26	128,168,050	26

Others	(408,150)	—	927,122	—

Total equity attributable to stockholders of the parent	379,334,846	74	377,931,016	75
NONCONTROLLING INTERESTS (Notes 13 and 29)	11,927,604	2	11,327,441	2

Total equity	391,262,450	76	389,258,457	77

TOTAL	$513,070,360	100	$506,377,992	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2021		2020
	Amount	%	Amount	%

REVENUES (Notes 3, 30, 38 and 45)	$210,477,948	100	$207,608,998	100

OPERATING COSTS (Notes 3, 10, 28, 30, 31, 38 and 45)	135,110,751	64	137,028,852	66

GROSS PROFIT	75,367,197	36	70,580,146	34

OPERATING EXPENSES (Notes 3, 9, 28, 31, 38 and 45)
Marketing	20,944,091	10	20,912,848	10
General and administrative	5,293,136	2	5,005,934	2
Research and development	3,687,747	2	3,849,999	2
Expected credit loss	142,991	—	44,885	—

Total operating expenses	30,067,965	14	29,813,666	14

OTHER INCOME AND EXPENSES (Notes 15, 16, 17, 18, 31 and 45)	(369,411)	—	1,595,246	1

INCOME FROM OPERATIONS	44,929,821	22	42,361,726	21

NON-OPERATING INCOME AND EXPENSES
Interest income (Note 45)	94,684	—	115,922	—
Other income (Notes 8, 31 and 38)	377,820	—	469,608	—
Other gains and losses (Notes 14, 31, 37 and 38)	460,830	—	(152,967)	—
Interest expense (Notes 16, 31, 38 and 45)	(218,171)	—	(206,063)	—
Share of profits of associates and joint ventures accounted for using equity method (Notes 14 and 45)	421,640	—	242,745	—

Total non-operating income and expenses	1,136,803	—	469,245	—

INCOME BEFORE INCOME TAX	46,066,624	22	42,830,971	21

INCOME TAX EXPENSE (Notes 3 and 32)	8,871,745	4	8,125,428	4

NET INCOME	37,194,879	18	34,705,543	17

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2021		2020
	Amount	%	Amount	%

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans (Note 28)	$390,441	—	$1,193,149	1
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Notes 3, 29 and 37)	(1,185,849)	—	404,955	—
Gain or loss on hedging instruments subject to basis adjustment (Notes 3 and 20)	(10,038)	—	1,425	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures (Note 14)	(4,154)	—	(4,282)	—
Income tax relating to items that will not be reclassified to profit or loss (Note 32)	(78,088)	—	(238,630)	—

	(887,688)	—	1,356,617	1

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(76,620)	—	(177,149)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures (Note 14)	(1,523)	—	(4,289)	—
Income tax relating to items that may be reclassified subsequently to profit or loss (Note 32)	—	—	(263)	—

	(78,143)	—	(181,701)	—

Total other comprehensive income (loss), net of income tax	(965,831)	—	1,174,916	1

TOTAL COMPREHENSIVE INCOME	$36,229,048	18	$35,880,459	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$35,753,579	17	$33,406,130	16
Noncontrolling interests	1,441,300	1	1,299,413	1

	$37,194,879	18	$34,705,543	17

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2021		2020
	Amount	%	Amount	%

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$34,789,149	17	$34,598,348	17
Noncontrolling interests	1,439,899	1	1,282,111	1

	$36,229,048	18	$35,880,459	18

EARNINGS PER SHARE (Note 33)
Basic	$4.61		$4.31

Diluted	$4.60		$4.30

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 29)
						Others
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at Fair Value Through Other Comprehensive Income	Gain or Loss on Hedging Instruments		Noncontrolling Interest (Notes 13 and 29)
		Additional Paid-in Capital	Retained Earnings
	Common Stocks		Legal Reserve	Special Reserve	Unappropriated Earnings				Total		Total Equity
BALANCE, JANUARY 1, 2020	$77,574,465	$171,255,985	$77,574,465	$2,675,419	$46,341,361	$(148,377)	$836,598	$327	$376,110,243	$10,283,522	$386,393,765
Appropriation of 2019 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(32,782,969)	—	—	—	(32,782,969)	—	(32,782,969)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(775,420)	(775,420)
Unclaimed dividend	—	1,605	—	—	—	—	—	—	1,605	—	1,605
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(21,918)	—	—	—	—	—	—	(21,918)	(1,817)	(23,735)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	(103)	—	—	—	—	—	—	(103)	103	—
Net income for the year ended December 31, 2020	—	—	—	—	33,406,130	—	—	—	33,406,130	1,299,413	34,705,543
Other comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	936,958	(166,154)	419,989	1,425	1,192,218	(17,302)	1,174,916

Total comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	34,343,088	(166,154)	419,989	1,425	34,598,348	1,282,111	35,880,459

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	16,686	—	(16,686)	—	—	—	—
Share-based payment transactions of subsidiaries	—	25,810	—	—	—	—	—	—	25,810	63,063	88,873
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	475,879	475,879

BALANCE, DECEMBER 31, 2020	77,574,465	171,261,379	77,574,465	2,675,419	47,918,166	(314,531)	1,239,901	1,752	377,931,016	11,327,441	389,258,457
Appropriation of 2020 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(33,403,565)	—	—	—	(33,403,565)	—	(33,403,565)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	(896,335)	(896,335)
Unclaimed dividend	—	1,968	—	—	—	—	—	—	1,968	—	1,968
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(437)	—	—	—	—	—	—	(437)	(136)	(573)
Net income for the year ended December 31, 2021	—	—	—	—	35,753,579	—	—	—	35,753,579	1,441,300	37,194,879
Other comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	311,189	(77,745)	(1,187,836)	(10,038)	(964,430)	(1,401)	(965,831)

Total comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	36,064,768	(77,745)	(1,187,836)	(10,038)	34,789,149	1,439,899	36,229,048

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	59,653	—	(59,653)	—	—	—	—
Share-based payment transactions of subsidiaries	—	16,715	—	—	—	—	—	—	16,715	56,735	73,450

BALANCE, DECEMBER 31, 2021	$77,574,465	$171,279,625	$77,574,465	$2,675,419	$50,639,022	$(392,276)	$(7,588)	$(8,286)	$379,334,846	$11,927,604	$391,262,450

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars)

	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$46,066,624	$42,830,971
Adjustments for:
Depreciation	31,832,326	30,942,330
Amortization	6,568,547	5,424,367
Amortization of incremental costs of obtaining contracts	815,241	771,875
Expected credit loss	142,991	44,885
Interest expense	218,171	206,063
Interest income	(94,684)	(115,922)
Dividend income	(154,008)	(246,084)
Compensation cost of share-based payment transactions	19,371	7,578
Share of profits of associates and joint ventures accounted for using equity method	(421,640)	(242,745)
Loss (gain) on disposal of property, plant and equipment	3,349	(1,427,984)
Gain on disposal of investment properties	—	(151,357)
Loss on disposal of intangible assets	—	1,858
Loss (gain) on disposal of financial instruments	(353)	1,788
Gain on disposal of investments accounted for using equity method	(3,239)	(15,946)
Provision for impairment loss and obsolescence of inventory	206,824	1,161,281
Impairment loss on right-of-use assets	420,590	—
Reversal of impairment loss on investment properties	(83,429)	(27,066)
Impairment loss on intangible assets	28,901	9,303
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(243,381)	99,150
Others	(132,924)	3,139
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(335,554)	(202,628)
Trade notes and accounts receivable	(1,339,250)	4,071,260
Receivables from related parties	189,168	(213,862)
Inventories	874,670	3,915,328
Prepayments	391,207	173,243
Other current monetary assets	(385,757)	354,739
Other current assets	(629,683)	155,324
Incremental cost of obtaining contracts	(803,304)	(828,816)
Increase (decrease) in:
Contract liabilities	(1,651,461)	(3,289,055)
Trade notes and accounts payable	2,468,093	21,015
Payables to related parties	(254,586)	(8,039)
Other payables	248,112	(924,186)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars)

	2021	2020

Provisions	$12,507	$94,589
Other current liabilities	(12,390)	46,303
Net defined benefit plans	(755,749)	(173,970)

Cash generated from operations	83,205,300	82,468,729
Interests paid	(192,064)	(161,251)
Income taxes paid	(8,155,036)	(7,851,522)

Net cash provided by operating activities	74,858,200	74,455,956

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(313,171)	(85,246)
Proceeds from disposal of financial assets at fair value through other comprehensive income	2,911,570	297,476
Acquisition of financial assets at fair value through profit or loss	(44,072)	(39,253)
Proceeds from disposal of financial assets at fair value through profit or loss	25,201	29,741
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(17,369,138)	(5,215,859)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	18,446,270	6,630,359
Proceeds from disposal of repurchase agreements collateralized by bonds with maturities of more than three months	—	15,335
Acquisition of investments accounted for using equity method	(329,520)	(10,200)
Proceeds from disposal of investments accounted for using equity method	8,519	—
Acquisition of property, plant and equipment	(35,333,028)	(23,510,820)
Proceeds from disposal of property, plant and equipment	27,038	319,089
Acquisition of intangible assets	(255,852)	(47,605,187)
Acquisition of investment properties	(146)	(54,435)
Proceeds from disposal of investment properties	—	188,300
Decrease (increase) in other noncurrent assets	336,878	(207,616)
Interests received	95,118	124,653
Dividends received	621,972	515,918
Net cash inflow on acquisition of subsidiaries	—	354,056

Net cash used in investing activities	(31,172,361)	(68,253,689)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars)

	2021	2020

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	$154,000	$115,000
Repayments of short-term loans	(156,000)	(142,000)
Proceeds from short-term bills payable	5,000,000	41,000,000
Repayments of short-term bills payable	(12,000,000)	(34,000,000)
Proceeds from issuance of bonds	7,000,000	20,000,000
Payments for transaction costs attributable to the issuance of bonds	(7,675)	(21,038)
Increase in customers’ deposits	477,444	61,757
Payments for the principal of lease liabilities	(3,728,949)	(3,683,204)
Increase in other noncurrent liabilities	3,191,105	343,275
Cash dividends paid	(33,403,565)	(32,782,969)
Cash dividends distributed to noncontrolling interests	(896,335)	(775,420)
Change in other noncontrolling interests	54,079	81,295
Unclaimed dividend	1,968	1,605

Net cash used in financing activities	(34,313,928)	(9,801,699)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(12,942)	(30,556)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,358,969	(3,629,988)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	30,419,655	34,049,643

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$39,778,624	$30,419,655

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”). Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on February 23, 2022.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”) (collectively, the “Taiwan-IFRS”).

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values and net defined benefit liabilities (assets) which are measured at the present value of the defined benefit obligations less the fair value of plan assets.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as noncurrent.

Light Era Development Co., Ltd. (“LED”) engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

Basis of Consolidation

a.	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by Chunghwa (its subsidiaries).

Income and expenses of subsidiaries acquired are included in the consolidated statement of comprehensive income from the acquisition date.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All inter-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to noncontrolling interests

Total comprehensive income of subsidiaries is attributed to the stockholders of the parent and to the noncontrolling interests even if it results in the noncontrolling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to stockholders of the parent.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership Interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2021	2020	Note

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	a	)
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	b	)
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	56	c	)
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc.	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100

(Continued)

			Percentage of Ownership Interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2021	2020	Note

	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	77	80	d	)
	International Integrated Systems, Inc. (“IISI”)	IT solution provider, IT application consultation, system integration and package solution	51	51	e	)
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	f	)
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	96	96	g	)
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	100
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	h	)
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	i	)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	j	)
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	k	)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	l	)
Senao International HK Limited	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	—	100	m	)
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100

(Continued)

			Percentage of Ownership Interests
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2021	2020	Note

Chunghwa Hsingta Co., Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	n	)
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	o	)
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.(“IESA”)	Investment	100	100	p	)
	IISI Investment Co., Ltd. (“IICL”)	Investment	100	100	p	)
	Unitronics Technology Corp. (“UTC”)	Development and maintenance of information system	99.96	99.96	p	)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited (“IEHK”)	Investment and technical consulting service	100	100	p	)
IISI Investment Co., Ltd.	Leading Tech Co., Ltd. (“LTCL”)	Investment	100	100	p	)
Leading Tech Co., Ltd.	Leading Systems Co., Ltd. (“LSCL”)	Investment	100	100	p	)
Leading Systems Co., Ltd.	International Integrated Systems Inc. (Shanghai) (“IISS”)	Development and maintenance of information system	—	100	p q	) )
International Integrated Systems Inc. (Shanghai)	Huiyu Shanghai Management Consultancy Co., Ltd. (“HSMC”)	Development and maintenance of information system	—	—	p r	) )

(Concluded)

a)	Chunghwa continues to control six out of eleven seats of the Board of Directors of SENAO through the support of large beneficial stockholders. As a result, the Company treated SENAO as a subsidiary.
b)	DHT reduced and returned its capital to its stakeholders in March 2021. The Company’s ownership interest in DHT remained the same.
c)

CHIEF issued new shares in March 2020, December 2020, March 2021 and December 2021 as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased to 59.08% and 58.89% as of December 31, 2020 and 2021, respectively.

d)	CHTSC issued new shares in February 2021 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased to 77.46% as of December 31, 2021.
e)

Chunghwa obtained 20.38% ownership interest in IISI in July 2020 and Chunghwa’s ownership interest in IISI increased to 51.54% by considering the previously held ownership interest in IISI. Chunghwa obtained over half of the seats of the Board of Directors of IISI; therefore, Chunghwa gained control over IISI and treated it as a subsidiary. IISI issued new shares in September 2020 and January 2021 as its employees exercised options; therefore, the Company’s ownership interest in IISI decreased to 51.20% and 51.02% as of December 31, 2020 and 2021, respectively.

f)

SIS reduced and returned its capital to its stakeholders in November 2020 and July 2021. SIS reduced 8.14% and 48.15% of its capital to offset accumulated deficits in February and October 2021, respectively. The Company’s ownership interest in SIS remained the same.

g)	SENAO subscribed for all the shares in the capital increase of Youth in April 2020. Therefore, the Company’s ownership interest in Youth increased from 92.89% to 95.79%.
h)

CHIEF has two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

i)

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

j)	CHPT increased its investment in CHPT (US) proportionally in August 2021 and the Company’s ownership interest in CHPT (US) remained the same.
k)	CHPT increased its investment in CHPT (International) proportionally in April 2021 and the Company’s ownership interest in CHPT (International) remained the same.
l)

SIHK reduced and returned its capital to its stakeholders in November 2020 and May 2021. SIHK reduced 8.15% and 47.79% of its capital to offset accumulated deficits in January and August 2021, respectively. The Company’s ownership interest in SIHK remained the same.

m)	SITS completed its liquidation in April 2021.
n)	CTC was approved to end and dissolve its business in August 2020. The liquidation of CTC is still in process.
o)	CHPT (International) increased its investment in SZPT proportionally in July 2021. The Company’s ownership interest in SZPT remained the same.
p)	It is a subsidiary of IISI.
q)	IISS completed its liquidation in August 2021.
r)	HSMC completed its liquidation in December 2020.

The following diagram presented information regarding the relationship and percentages of ownership interests between Chunghwa and its subsidiaries as of December 31, 2021.

Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are generally recognized in profit or loss as they are incurred.

Goodwill is measured as the excess of the sum of the consideration transferred and the fair value of the acquirer’s previously held equity interests in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Noncontrolling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at the noncontrolling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets.

When a business combination is achieved in stages, the Company’s previously held equity interest in an acquiree is remeasured to fair value at the acquisition date and the resulting gain or loss is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized on the same basis as would be required had those interests been directly disposed of by the Company.

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income.

Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (including those subsidiaries, associates and joint ventures in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and attributed to stockholders of the parent and noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalents include those maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value such as commercial papers, negotiable certificates of deposit, time deposits, repurchase agreements collateralized by bonds and stimulus vouchers. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Land Consigned to Construction Contractors

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before construction is classified as land held for development and then reclassified as land held under development after LED begins its construction project.

Upon the completion of the construction project, LED recognizes revenues in the amount of proceeds from customers for land and buildings and related costs when ownership is transferred to the customers. The unsold portion of the completed construction project is transferred to land and building held for sale.

Investments in Associates and Joint Ventures

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. A joint venture is a joint arrangement whereby the Company and other parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments accounted for using the equity method include investments in associates and interests in joint ventures. Under the equity method, an investment in an associate and a joint venture is initially recognized at cost and adjusted thereafter to recognize the Company’s share of profit or loss and other comprehensive income of the associate and joint venture as well as the distribution received. The Company also recognizes its share in changes in the associates and joint ventures.

When the Company subscribes for new shares of an associate and a joint venture at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and joint venture. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the fair value of the identifiable net assets and liabilities of an associate and a joint venture at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and shall not be amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognized immediately in profit or loss.

The entire carrying amount of an investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date on which its investment ceases to be an associate and a joint venture. Any retained investment is measured at fair value at that date, and the fair value is regarded as the investment’s fair value on initial recognition as a financial asset. The difference between the previous carrying amount of the associate and joint venture attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate and joint venture. The Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate and joint venture on the same basis as would be required had that associate and joint venture directly disposed of the related assets or liabilities.

When the Company transacts with its associate and joint venture, profits and losses resulting from the transactions with the associate and joint venture are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate and joint venture that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Property, plant and equipment in the course of construction are depreciated and classified to the appropriate categories of property, plant and equipment when completed and ready for their intended use.

Depreciation on property, plant and equipment is recognized using the straight-line method. Each significant part is depreciated separately. Freehold land is not depreciated. The estimated useful lives, residual values and depreciation method are reviewed at the end of each year, with the effect of any changes in estimate accounted for on a prospective basis.

On derecognition of an item of property, plant and equipment, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

For a transfer from the investment properties to property, plant and equipment, the deemed cost of the property, plant and equipment for subsequent accounting is its carrying amount at the commencement of owner-occupation.

For a transfer from the property, plant and equipment to investment properties, the deemed cost of the investment properties for subsequent accounting is its carrying amount at the end of owner-occupation.

For a contract where a land owner provides land for the construction of buildings by a property developer in exchange for a certain percentage of the buildings, any exchange gain or loss is recognized when the exchange transaction occurs if the exchange transaction has commercial substance.

On derecognition of the investment properties, the difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period in which the property is derecognized.

Goodwill

Goodwill arising from the acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units (referred to as “cash-generating unit”) that are expected to benefit from the synergies of the business combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributable goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, they are measured on the same basis as intangible assets that are acquired separately.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss in the period in which the asset is derecognized.

Impairment of Property, Plant and Equipment, Right-of-use Assets, Investment Properties, Intangible Assets Other Than Goodwill and Incremental Costs of Obtaining Contracts

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment, right-of-use assets, investment properties and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount, with the resulting impairment loss recognized in profit or loss.

Impairment loss from the assets related to incremental cost of obtaining contracts is recognized to the extent that the carrying amount of the assets exceeds the remaining amount of consideration that the Company expects to receive in exchange for related goods or services less the costs which relate directly to providing those goods or services.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit or loss (FVTPL)

Financial asset is classified as at FVTPL when the financial asset is mandatorily classified as at FVTPL. Financial assets mandatorily classified as at FVTPL include investments in equity instruments which are not designated as at fair value through other comprehensive income (FVOCI).

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend earned on the financial asset. Fair value is determined in the manner described in Note 37.

b)	Financial assets at amortized cost

Financial assets that meet the following conditions are subsequently measured at amortized cost:

i.	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

ii.	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition, financial assets at amortized cost are measured at amortized cost, which equals to gross carrying amount determined by the effective interest method less any impairment loss, except for short-term receivables as the effect of discounting is immaterial. Exchange differences are recognized in profit or loss.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of such financial assets.

c)	Investments in equity instruments at FVOCI

On initial recognition, the Company may make an irrevocable election to designate investments in equity instruments as at FVOCI. Designation at FVOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination.

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in other equity. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments. Instead, it will be transferred to retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

2)	Impairment of financial assets and contract assets

The Company recognizes a loss allowance for expected credit losses on financial assets at amortized cost (including accounts receivable) and contract assets.

The Company recognizes lifetime Expected Credit Loss (ECL) for accounts receivable and contract assets. For all other financial instruments, the Company recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Company measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Expected credit losses reflect the weighted average of credit losses with the respective risks of a default occurring as the weights. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

The Company recognizes an impairment loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortized cost in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

On derecognition of investments in equity instruments at FVOCI in its entirety, the cumulative gain or loss is directly transferred to retained earnings, and it is not reclassified to profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are subsequently measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into derivative financial instruments to manage its exposure to foreign exchange rate risks, including forward exchange contracts.

Derivatives are initially measured at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates some derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

The Company discontinues hedge accounting only when the hedging relationship ceases to meet the qualifying criteria; for instance, when the hedging instrument expires or is sold, terminated or exercised. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions are measured at the best estimate of the expenditure required to settle the Company’s obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. The provisions for warranties claims are made by management according to the sales agreements which represent the management’s best estimate of the future outflow of economic benefits. The provisions of warranties claims are recognized as operating cost in the period in which the goods are sold. The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

Revenue Recognition

The Company identifies the performance obligations in the contract with the customers, allocates transaction price to each performance obligation and recognizes revenue when performance obligations are satisfied.

Sales of products are recognized as revenue when the Company delivers products and the customer accepts and controls the product. Except for the consumer electronic products such as mobile devices sold in channel stores which are usually in cash sale, the Company recognizes revenues for sale of other electronic devices and corresponding trade notes and accounts receivable.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance telephone services), mobile services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms. The usage revenues and corresponding trade notes and accounts receivable are recognized monthly.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are first recognized as contract liabilities and revenues are recognized subsequently over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, internet and data services) and related receivables are accrued monthly, and (c) prepaid services (fixed-line, mobile, internet and data services) are recognized as contract liabilities upon collection considerations from customers and are recognized as revenues subsequently based upon actual usage by customers.

Where the Company enters into transactions which involve both the provision of telecommunications service bundled with products such as handsets, total consideration received from products and telecommunications service in these arrangements are allocated based on their relative stand-alone selling price. The amount of sales revenue recognized for products is not limited to the amount paid by the customer for the products. When the amount of sales revenue recognized for products exceeded the amount paid by the customer for the products, the difference is recognized as contract assets. Contract assets are reclassified to accounts receivable when the amounts become collectible from customers subsequently. When the amount of sales revenue recognized for products was less than the amount paid by the customer for the products, the difference is recognized as contract liabilities and revenues are recognized subsequently when the telecommunications service are provided.

For project business contracts, if a substantial part of the Company’s promise to customers is to manage and coordinate the various tasks and assume the risks of those tasks to ensure the individual goods or services are incorporated into the combined output, they are treated as a single performance obligation since the Company provides a significant integration service. The Company recognizes revenues and corresponding accounts receivable when the project business contract is completed and accepted by customers. For some project contracts, the Company does not create an asset with an alternative use to the Company and has an enforceable right to payment for performance completed to date; therefore, performance obligations are satisfied and revenues are recognized over time.

For service contracts such as maintenance and warranties, customers simultaneously receive and consume the benefits provided by the Company; thus, revenues and corresponding accounts receivable of service contracts are recognized over the related service period.

When another party is involved in providing goods or services to a customer, the Company is acting as a principal if it controls the specified good or service before that good or service is transferred to a customer; otherwise, the Company is acting as an agent. When the Company is acting as a principal, gross inflow of economic benefits arising from transactions is recognized as revenue. When the Company is acting as an agent, revenue is recognized as its share of transaction.

Incremental Costs of Obtaining Contracts

Commissions and equipment subsidy related to telecommunications service as a result of obtaining contracts are recognized as an asset under the incremental costs of obtaining contracts to the extent the costs are expected to be recovered and are amortized over the contract period. However, the Company elects not to capitalize the incremental costs of obtaining contracts if the amortization period of the assets that the Company otherwise would have recognized is expected to be one year or less.

Leasing

At inception of a contract, the Company assesses whether the contract is, or contains, a lease.

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

The Company recognizes right-of-use assets and lease liabilities for all leases at the commencement date of a lease, except for lease payments for low-value assets are recognized as expenses on a straight-line basis over the lease terms accounted for applying recognition exemption.

Right-of-use assets are initially measured at cost, which comprises the initial measurement of lease liabilities and for lease payments made at or before the commencement date. Right-of-use assets are subsequently measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are presented separately on the consolidated balance sheets.

Right-of-use assets are depreciated using the straight-line basis from the commencement dates to the earlier of the end of the useful lives of the right-of-use assets or the end of the lease terms.

Lease liabilities were initially measured at the present value of the lease payments, which comprise fixed payments, in-substance fixed payments, variable lease payments which depend on an index or a rate. The lease payments are discounted using the interest rate implicit in a lease, if that rate can be readily determined. If such rate cannot be readily determined, the lessee’s incremental borrowing rate is used.

Lease liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized over the lease terms. When there is a change in a lease term or a change in future lease payments resulting from a change in an index or a rate used to determine those payments, the Company remeasures the lease liabilities with a corresponding adjustment to the right-of-use-assets. However, if the carrying amount of the right-of-use assets is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss. The Company accounts for the remeasurement of the lease liability as a result of the decrease of lease scope by decreasing the carrying amount of the right-of-use assets and recognizes in profit or loss any gain or loss on the partial or full termination of the lease. Lease liabilities are presented separately on the consolidated balance sheets.

Variable lease payments not depending on an index or a rate are recognized as expenses in the periods in which they are incurred.

Borrowing Costs

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to government grants and that the grants will be received.

Government grants related to income are recognized in profit or loss on a systematic basis over the periods in which the Company recognizes expenses of the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should construct noncurrent assets are recognized as deferred revenue and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that become receivable as compensation for expenses or losses already incurred are recognized in profit or loss in the period in which they become receivable.

Employee Benefits

a.	Short-term employee benefits

Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

b.	Retirement benefits

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Defined benefit costs (including service cost, net interest and remeasurement) under the defined benefit retirement benefit plans are determined using the projected unit credit method. Service cost (including current service cost and gains or losses on settlements) and net interest on the net defined benefit liability (asset) are recognized as employee benefits expense in the period they occur. Remeasurement, comprising (a) actuarial gains and losses; and (b) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Net defined benefit liability (asset) represents the actual deficit (surplus) in the Company’s defined benefit plan. Any surplus resulting from this calculation is limited to the present value of any refunds from the plans or reductions in future contributions to the plans.

c.	Other long-term employee benefits

Other long-term employee benefits are accounted for in the same way as the accounting required for defined benefit plan except that remeasurement is recognized in profit or loss.

Share-based Payment Arrangements - Employee Stock Options

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of employee stock options that are expected to ultimately vest, with a corresponding increase in additional paid-in capital - employee stock options. If the equity instruments granted vest immediately at the grant date, expenses are recognized in full in profit or loss.

At the end of each reporting period, the Company revises its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital - employee stock options.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

Income tax payable or recoverable is based on taxable profit or loss for the period determined according to the applicable tax laws of each tax jurisdiction.

According to the Income Tax Act in the ROC, an additional tax of unappropriated earnings is provided for in the year the stockholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. A deferred tax liability is not recognized on taxable temporary difference arising from initial recognition of goodwill.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused loss carry forward and unused tax credits from purchases of machinery, equipment and technology and research, and development expenditures, etc. to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

4. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

a.	Critical accounting judgments

1)	Revenue recognition

The Company’s project agreements are mainly to provide one or more customized equipment or services to customers. In order to fulfill the agreements, another party may be involved in some agreements. The Company considers the following factors to determine whether the Company is a principal of the transaction: whether the Company is the primary obligation provider of the agreements, its exposures to inventory risks and the discretion in establishing prices, etc. The determination of whether the Company is a principal or an agent will affect the amount of revenue recognized by the Company. Only when the Company is acting as a principal, gross inflows of economic benefits arising from transactions is recognized as revenue.

2)	Control over subsidiaries

As discussed in Note 3, “Summary of Significant Accounting Policies - Basis of Consolidation”, some entities are subsidiaries of the Company although the Company only owns less than 50% ownership interests in these entities. After considering the Company’s absolute size of holding in the entity and the relative size of and the dispersion of shares owned by the other stockholders, and the contractual arrangements between the Company and other investors, potential voting interests and the written agreement between stockholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities of the entity and therefore the Company has control over these entities.

b.	Key sources of estimation uncertainty and assumption

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

1)	Impairment of trade notes and accounts receivable

The provision for impairment of trade notes and accounts receivable is based on assumptions on probability of default and expected credit loss rates. The Company uses judgment in making these assumptions and in selecting the inputs to the impairment calculation, based on the Company’s past experience, current market conditions as well as forward looking information at the end of each reporting period. For details of the key assumptions and inputs used, see Note 9. Where the actual future cash flows are less than expected, a material impairment loss may arise.

2)	Fair value measurements and valuation processes

For the assets and liabilities measured at fair value without quoted prices in active markets, the Company’s management determines the appropriate valuation techniques for the fair value measurements and whether to engage third party qualified appraisers based on the related regulations and professional judgments.

Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities was disclosed in Note 37. If the actual changes of inputs in the future differ from expectation, the fair value may vary accordingly. The Company updates inputs periodically to monitor the appropriateness of the fair value measurement.

3)	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the estimated selling price less the estimated costs necessary to make a sale. Comparison of net realizable value and cost is determined on an item by item basis, except for those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

4)	Impairment of property, plant and equipment, right-of-use assets, investment properties and intangible assets

When an indication of impairment is assessed with objective evidence, the Company considers whether the recoverable amount of an asset is less than its carrying amount and recognizes the impairment loss based on difference between the recoverable amount and its carrying amount. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

5)	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies - Property, Plant and Equipment”, the Company reviews estimated useful lives of property, plant and equipment at the end of each year.

6)	Recognition and measurement of defined benefit plans

Net defined benefit liabilities (assets) and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, employee turnover rate, average future salary increase and etc. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

7)	Lessees’ incremental borrowing rates

In determining a lessee’s incremental borrowing rate used in discounting lease payments, a risk-free rate for relevant duration and the same currency is selected as a reference rate. The lessee’s credit spread adjustments and lease specific adjustments are also taken into account.

5. APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the IFRS, IAS, IFRIC and SIC issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC does not have material impacts on the Company’s consolidated financial statements.

b.	Amendments to IFRSs endorsed by the FSC for application starting from January 1, 2022

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB
Amendments to IFRSs	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022 (Note 1)
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022 (Note 2)
Amendments to IAS 16	Property, Plant and Equipment - Proceeds before Intended Use	January 1, 2022 (Note 3)
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract	January 1, 2022 (Note 4)

Note 1:	The amendments to IFRS 9 are applied prospectively to financial liabilities that are exchanged or modified on or after the annual reporting periods beginning on or after January 1, 2022.

Note 2:	The amendments are applicable to business combinations for which the acquisition date is on or after the annual reporting period beginning on or after January 1, 2022.

Note 3:

The amendments are applicable to property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2021.

Note 4:	The amendments are applicable to contracts for which the entity has not yet fulfilled all its obligations on January 1, 2022.

The application of the above new, revised or amended standards and interpretations will not have a material impact on the Company’s consolidated financial statements.

c.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note 1)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB
Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2023
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023 (Note 2)
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023 (Note 3)
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023 (Note 4)

Note 1:	Unless stated otherwise, the above new IFRSs are effective for annual periods beginning on or after their respective effective dates.

Note 2:	The amendments will be applied prospectively for annual reporting periods beginning on or after January 1, 2023.

Note 3:

The amendments are applicable to changes in accounting estimates and changes in accounting policies that occur on or after the beginning of the annual reporting period beginning on or after January 1, 2023.

Note 4:

Except that deferred taxes will be recognized for temporary differences associated with leases and decommissioning obligations on January 1, 2022, the amendments will be applied prospectively to transactions that occur on or after January 1, 2022.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6. CASH AND CASH EQUIVALENTS

	December 31
	2021	2020
Cash
Cash on hand	$439,989	$486,989
Bank deposits	15,646,840	10,961,220

	16,086,829	11,448,209

Cash equivalents (with maturities of less than three months)
Commercial papers	13,530,111	14,060,568
Negotiable certificates of deposit	7,500,000	2,600,000
Time deposits	2,656,545	2,307,892
Stimulus vouchers	5,139	2,986

	23,691,795	18,971,446

	$39,778,624	$30,419,655

The annual yield rates of bank deposits, commercial papers, negotiable certificates of deposit and time deposits as of balance sheet dates were as follows:

December 31
	2021	2020
Bank deposits	0.00%-0.45%	0.00%-0.40%
Commercial papers	0.17%-0.30%	0.14%-0.26%
Negotiable certificates of deposit	0.27%-0.30%	0.24%-0.30%
Time deposits	0.01%-3.60%	0.10%-3.60%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2021	2020
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$2,271
Non-derivatives
Listed stocks - domestic	2,566	7,626

	$2,566	$9,897

(Continued)

	December 31
	2021	2020
Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$647,998	$441,095
Non-listed stocks - foreign	236,672	236,107
Limited partnership - domestic	24,105	—

	$908,775	$677,202

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$6,180	$143

(Concluded)

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
December 31, 2021
Forward exchange contracts - buy	NT$/EUR	2022.03	NT$257,081/EUR8,000
December 31, 2020
Forward exchange contracts - buy	NT$/EUR	2021.03	NT$50,435/EUR1,500
Forward exchange contracts - sell	US$/NT$	2021.02-03	US$13,500/NT$379,472

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	December 31
	2021	2020
Domestic investments
Listed stocks	$458,582	$2,754,175
Non-listed stocks	3,029,957	4,324,592
Foreign investments
Non-listed stocks	127,349	114,407

	$3,615,888	$7,193,174

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company holds Powtec Electro Chemical Corporation (“Powtec”) as financial assets at FVOCI. The Board of Directors of Powtec resolved in February 2020 to file a petition with court for the declaration of its bankruptcy which was adjudged by the court in April 2020. The Company evaluated and determined the fair value of such investment was nil after its declaration of bankruptcy.

The Company disposed of its investment in China Airlines, Ltd. starting from December 2020 and sold all its shares by February 2021. The total fair value of the disposed investment were $2,635,568 thousand and $567,797 thousand in 2021 and 2020, respectively. The Company disposed of its investments in UUPON Inc. (UUPON) and Cotech Engineering Fuzhou Corp. in October and December 2021 and the fair value of the disposed investment were $1,478 thousand and $4,203 thousand, respectively.

CHI obtained significant influence over Imedtac Co., Ltd. (“IME”) and AgriTalk Technology Inc. (“ATT”) in August 2021 and July 2021, respectively. Therefore, the aforementioned investments were reclassified from financial asset at FVOCI to associates at fair value of $44,850 thousand and $18,509 thousand, respectively. (Please refer to Note 14 (a)).

The related unrealized gain on financial assets at FVOCI of $59,653 thousand and $16,686 thousand were transferred from other equity to retained earnings upon the aforementioned disposals in 2021 and 2020, respectively.

CHI participated in the private placement of PChome Online Inc. in the amount of $200,000 thousand in October 2021.

The Company recognized dividend income of $154,008 thousand and $246,084 thousand for the years ended December 31, 2021 and 2020, respectively, from the investments still held on December 31, 2021 and 2020, of which $153,984 thousand and $246,084 thousand were from the outstanding investments on December 31, 2021 and 2020, respectively.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2021	2020
Trade notes and accounts receivable	$25,551,942	$24,776,266
Less: Loss allowance	(1,604,835)	(2,154,364)

	$23,947,107	$22,621,902

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

December 31, 2021

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-1%	1%-22%	3%-62%	11%-80%	25%-90%	49%-97%	100%
Gross carrying amount	$16,410,725	$282,040	$82,062	$44,539	$31,065	$31,000	$602,833	$17,484,264
Loss allowance (lifetime ECL)	(50,733)	(23,465)	(28,596)	(29,800)	(25,402)	(28,423)	(602,833)	(789,252)

Amortized cost	$16,359,992	$258,575	$53,466	$14,739	$5,663	$2,577	$—	$16,695,012

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,988,010	$136	$6,960	$14,271	$411	$799	$769,762	$4,780,349
Loss allowance (lifetime ECL)	(7,835)	(68)	(890)	(4,293)	(210)	(639)	(769,762)	(783,697)

Amortized cost	$3,980,175	$68	$6,070	$9,978	$201	$160	$—	$3,996,652

December 31, 2020

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-2%	2%-24%	3%-68%	11%-83%	28%-90%	52%-96%	100%
Gross carrying amount	$15,839,132	$203,949	$50,897	$31,263	$29,872	$25,351	$625,591	$16,806,055
Loss allowance (lifetime ECL)	(56,249)	(20,880)	(23,483)	(24,859)	(24,319)	(21,665)	(625,591)	(797,046)

Amortized cost	$15,782,883	$183,069	$27,414	$6,404	$5,553	$3,686	$—	$16,009,009

(Continued)

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$3,472,738	$64,372	$26,810	$8,963	$2,163	$2,691	$1,287,567	$4,865,304
Loss allowance (lifetime ECL)	(20,060)	(3,219)	(2,772)	(2,760)	(1,132)	(2,160)	(1,287,567)	(1,319,670)

Amortized cost	$3,452,678	$61,153	$24,038	$6,203	$1,031	$531	$—	$3,545,634

(Concluded)

Note a:

Please refer to Notes 30 and 45 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b:

The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Year Ended December 31
	2021	2020
Beginning balance	$2,154,364	$2,359,756
Add: Provision for credit loss	122,911	48,708
Add: Acquired by business combinations (Note 13)	—	1,639
Less: Amounts written off	(672,440)	(255,739)

Ending balance	$1,604,835	$2,154,364

10.	INVENTORIES

	December 31
	2021	2020
Merchandise	$4,070,189	$3,902,854
Project in process	4,805,196	6,166,583
Work in process	144,847	126,163
Raw materials	224,338	137,495

	9,244,570	10,333,095
Land held under development	1,998,733	1,998,733
Construction in progress	84,106	77,075

	$11,327,409	$12,408,903

The operating costs related to inventories were $51,180,060 thousand (including the valuation loss on inventories of $206,824 thousand) and $53,847,123 thousand (including the valuation loss on inventories of $1,161,281 thousand) for the years ended December 31, 2021 and 2020, respectively.

As of December 31, 2021 and 2020, inventories of $2,082,839 thousand and $2,075,808 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was mainly developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project. The Board of Directors of LED resolved to sign a joint construction and separate sale contract with Farglory Land Development Co., Ltd. in June 2021.

11.	PREPAYMENTS

	December 31
	2021	2020
Prepaid rents	$2,349,236	$2,863,510
Others	1,779,324	1,656,257

	$4,128,560	$4,519,767

Current
Prepaid rents	$565,950	$651,510
Others	1,764,147	1,654,736

	$2,330,097	$2,306,246

Noncurrent
Prepaid rents	$1,783,286	$2,212,000
Others	15,177	1,521

	$1,798,463	$2,213,521

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	December 31
	2021	2020
Time deposits and negotiable certificates of deposit with maturities of more than three months	$3,498,534	$4,595,951
Others	1,562,344	1,527,714

	$5,060,878	$6,123,665

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months at the balance sheet dates were as follows:

	December 31
	2021	2020
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03%-2.70%	0.07%-2.25%

13.	SUBSIDIARIES

a.	Information on subsidiaries with material noncontrolling interests

		Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
	Principal Place	December 31
Subsidiaries	of Business	2021	2020

SENAO	Taiwan	72%	72%
CHPT	Taiwan	66%	66%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Year Ended December 31		December 31
	2021	2020	2021	2020

SENAO	$427,817	$312,130	$4,465,587	$4,311,048

CHPT	$586,332	$613,907	4,960,977	4,635,240

Individually immaterial subsidiaries with noncontrolling interests			2,501,040	2,381,153

			$11,927,604	$11,327,441

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2021	2020

Current assets	$7,962,726	$6,834,221
Noncurrent assets	3,129,886	3,340,983
Current liabilities	(4,531,148)	(3,832,372)
Noncurrent liabilities	(418,431)	(415,712)

Equity	$6,143,033	$5,927,120

Equity attributable to the parent	$1,677,446	$1,616,072
Equity attributable to noncontrolling interests	4,465,587	4,311,048

	$6,143,033	$5,927,120

	Year Ended December 31
	2021	2020

Revenues and income	$31,303,161	$27,231,145
Costs and expenses	30,707,150	26,795,397

Profit for the year	$596,011	$435,748

Profit attributable to the parent	$168,194	$123,618
Profit attributable to noncontrolling interests	427,817	312,130

Profit for the year	$596,011	$435,748

Other comprehensive income attributable to the parent	$2,340	$715
Other comprehensive income attributable to noncontrolling interests	4,941	1,863

	$7,281	$2,578

Total comprehensive income attributable to the parent	$170,534	$124,333
Total comprehensive income attributable to noncontrolling interests	432,758	313,993

	$603,292	$438,326

Net cash flow from operating activities	$654,179	$862,323
Net cash flow from investing activities	215,473	54,387
Net cash flow from financing activities	(690,084)	(687,555)
Effect of exchange rate changes on cash and cash equivalents	(209)	(426)

Net cash inflow	$179,359	$228,729

Dividends paid to noncontrolling interests	$278,218	$268,944

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	December 31
	2021	2020

Current assets	$4,656,928	$4,122,134
Noncurrent assets	4,063,611	4,012,654
Current liabilities	(1,143,341)	(1,072,538)
Noncurrent liabilities	(31,986)	(12,456)

Equity	$7,545,212	$7,049,794

Equity attributable to CHI	$2,584,235	$2,414,554
Equity attributable to noncontrolling interests	4,960,977	4,635,240

	$7,545,212	$7,049,794

	Year Ended December 31
	2021	2020

Revenues and income	$4,254,027	$4,220,724
Costs and expenses	3,362,267	3,287,031

Profit for the year	$891,760	$933,693

Profit attributable to CHI	$305,428	$319,786
Profit attributable to noncontrolling interests	586,332	613,907

Profit for the year	$891,760	$933,693

Other comprehensive income (loss) attributable to CHI	$(988)	$27
Other comprehensive income (loss) attributable to noncontrolling interests	(1,886)	53

	$(2,874)	$80

Total comprehensive income attributable to CHI	$304,440	$319,813
Total comprehensive income attributable to noncontrolling interests	584,446	613,960

	$888,886	$933,773

Net cash flow from operating activities	$1,089,645	$1,482,834
Net cash flow from investing activities	(518,789)	(532,820)
Net cash flow from financing activities	(413,663)	(349,136)
Effect of exchange rate changes on cash and cash equivalents	(1,671)	1,306

Net cash inflow	$155,522	$602,184

Dividends paid to noncontrolling interests	$258,710	$215,591

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March 2020, December 2020, March 2021 and December 2021, as its employees exercised options. Therefore, the Company’s ownership interest in CHIEF decreased. See Note 34(a) for details.

CHTSC issued new shares in February 2021 as its employees exercised options. Therefore, the Company’s ownership interest in CHTSC decreased. See Note 34(b) for details.

IISI issued new shares in September 2020 and January 2021 as its employees exercised options. Therefore, the Company’s ownership interest in IISI decreased. See Note 34(c) for details.

SENAO subscribed for all the shares in the capital increase of Youth in April 2020; therefore, the Company’s ownership interest in Youth increased.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the years ended December 31, 2021 and 2020 were as follows:

	Year Ended December 31, 2021
	CHIEF Share-Based Payment	CHTSC Share-Based Payment	IISI Share-Based Payment

Cash consideration received from noncontrolling interests	$29,775	$20,650	$3,654
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(17,506)	(19,066)	(792)

Differences arising from equity transactions	$12,269	$1,584	$2,862

Line items for equity transaction adjustments

Additional paid-in capital - arising from changes in equities of subsidiaries	$12,269	$1,584	$2,862

	Year Ended December 31, 2020
	CHIEF Share-Based Payment	SENAO Not Proportionately Participating in the Capital Increase of Youth	IISI Share-Based Payment

Cash consideration received from noncontrolling interests	$74,540	$—	$6,755
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(48,826)	(103)	(6,659)

Differences arising from equity transactions	$25,714	$(103)	$96

Line items for equity transaction adjustments

Additional paid-in capital - arising from changes in equities of subsidiaries	$25,714	$(103)	$96

c.	BUSINESS COMBINATIONS

1)	Subsidiary acquired

In order to develop and cultivate the enterprise customer market, Chunghwa obtained 20.38% ownership interest in IISI by cash on July 1, 2020, the acquisition date. (Note) Chunghwa’s ownership interest in IISI increased to 51.54% by considering the previously held ownership interest in IISI. Chunghwa obtained over half of the seats of the Board of Directors of IISI; therefore, Chunghwa gained control over IISI and included IISI and its subsidiaries in the consolidated financial statements starting from the acquisition date. IISI mainly engages in information system development and maintenance service business, etc.

Note:

IISI issued new shares in April 2020 as its employees exercised options; therefore, the percentage of ownership interest in IISI obtained on the acquisition date is lower than that approved by Chunghwa’s Board of Directors in January 2020.

2)	Assets acquired and liabilities assumed at acquisition date

IISI and Its Subsidiaries

Current assets
Cash and cash equivalents	$587,979
Contract assets	582,745
Trade notes and accounts receivable	165,452
Inventories	141,236
Prepayments	113,858
Other current monetary assets	113,724
Other current assets	74,757
Noncurrent assets
Property, plant and equipment	47,962
Right-of-use assets	70,007
Intangible assets	11,861
Deferred income tax assets	5,665
Other noncurrent assets	102,519
Current liabilities
Short-term loans	(4,000)
Contract liabilities	(333,533)
Trade notes and accounts payable	(256,902)
Current tax liabilities	(19,355)
Lease liabilities	(25,941)
Other payables	(265,901)
Provisions	(15,258)
Other current liabilities	(30,163)
Noncurrent liabilities
Deferred income tax liabilities	(2,209)
Lease liabilities	(44,964)
Net defined benefit liabilities	(32,613)
Other noncurrent liabilities	(4,843)

$982,083

The trade notes and accounts receivable acquired in business combination transactions have a fair value of $165,452 thousand and a gross contractual amount of $167,091 thousand. The best estimate of the contractual cash flows not expected to be collected as of the acquisition date was $1,639 thousand.

3)	Goodwill arising from acquisition

		IISI and Its Subsidiaries

Consideration transferred		$233,923
Add:	Fair value of equity interest held before the acquisition date	327,287
Add:	Noncontrolling interest (48.46% of the identifiable net assets of IISI and its subsidiaries)	475,879
Less:	Fair value of identifiable net assets acquired	(982,083)

Goodwill arising from acquisition		$55,006

The goodwill arising from the acquisition of IISI mainly represents the control premium. In addition, the consideration paid for the combination included amounts attributed to the benefits of expected synergies and the assembled workforces of IISI. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

Goodwill arising from business combinations is not deductible for tax purposes.

4)	Net cash inflow on acquisition of subsidiaries

		IISI and Its Subsidiaries

Cash and cash equivalents acquired		$587,979
Less:	Consideration paid in cash	(233,923)

		$354,056

5)	Impact of acquisition on the financial results of the Company

The financial results of the acquiree since the acquisition date to December 31, 2020 included in the consolidated statements of comprehensive income are as follows:

IISI and Its Subsidiaries

Revenue	$1,348,167

Profit	$68,021

Had the business combination been in effect at the beginning of the annual reporting period, the Company’s revenue and profit would have been $208,604,696 thousand and $34,747,291 thousand for the year ended December 31, 2020, respectively. This pro-forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Company that actually would have been achieved had the acquisition been completed on January 1, 2020, nor is it intended to be a projection of future results.

In determining the pro-forma revenue and profit of the Company had IISI been acquired at the beginning of the financial year, the management calculated amortization of intangible assets acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2021	2020

Investments in associates	$7,322,842	$6,882,801
Investment in joint venture	9,932	10,200

	$7,332,774	$6,893,001

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2021	2020

Material associate

Next Commercial Bank Co., Ltd. (“NCB”)	$3,592,054	$3,776,876

Associates that are not individually material

Listed

Senao Networks, Inc. (“SNI”)	1,077,604	991,610
KingwayTek Technology Co., Ltd. (“KWT”)	258,943	249,044

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	518,165	488,257
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	447,097	363,522
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	347,269	330,031
WiAdvance Technology Corporation (“WATC”)	253,873	—
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	222,491	192,856
So-net Entertainment Taiwan Limited (“So-net”)	217,021	226,647
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	157,524	163,809
Taiwan International Ports Logistics Corporation (“TIPL”)	70,121	55,925
CHT Infinity Singapore Pte. Ltd. (“CISG”)	54,952	—
Imedtac Co., Ltd. (“IME”)	44,565	—
Click Force Co., Ltd. (“CF”)	36,938	33,086
AgriTalk Technology Inc. (“ATT”)	17,637	—
Cornerstone Ventures Co., Ltd. (“CVC”)	6,588	6,058
Alliance Digital Tech Co., Ltd. (“ADT”)	—	5,080
UUPON Inc. (“UUPON”)	—	—
International Integrated Systems, Inc. (“IISI”)	—	—
MeWorks LIMITED (HK) (“MeWorks”)	—	—

	3,730,788	3,105,925

	$7,322,842	$6,882,801

The percentages of ownership interests and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership Interests and Voting Rights
	December 31
	2021	2020

Material associate

Next Commercial Bank Co., Ltd. (“NCB”)	42	42

Associates that are not individually material

Senao Networks, Inc. (“SNI”)	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
WiAdvance Technology Corporation (“WATC”)	20	—
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27
CHT Infinity Singapore Pte. Ltd. (“CISG”)	40	—
Imedtac Co., Ltd. (“IME”)	7	—
Click Force Co., Ltd. (“CF”)	49	49
AgriTalk Technology Inc. (“ATT”)	17	—
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49
Alliance Digital Tech Co., Ltd. (“ADT”)	—	14
UUPON Inc. (“UUPON”)	—	—
International Integrated Systems, Inc. (“IISI”)	—	—
MeWorks LIMITED (HK) (“MeWorks”)	—	—

Summarized financial information of NCB was set out below:

	December 31
	2021	2020

Assets	$9,197,280	$9,906,945
Liabilities	(524,813)	(788,813)

Equity	$8,672,467	$9,118,132

The percentage of ownership interest held by the Company	41.90%	41.90%

Equity attributable to the Company	$3,633,764	$3,820,497
Unrealized gain or loss from downstream transactions	(41,710)	(43,621)

The carrying amount of investment	$3,592,054	$3,776,876

	Year Ended December 31, 2021	Year Ended December 31, 2020

Revenues	$—	$—

Net loss for the year	$(445,665)	$(605,419)
Other comprehensive income	—	—

Total comprehensive loss for the year	$(445,665)	$(605,419)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Year Ended December 31
	2021	2020

The Company’s share of profits	$606,730	$540,037
The Company’s share of other comprehensive loss	(5,677)	(8,571)

The Company’s share of total comprehensive income	$601,053	$531,466

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	December 31
	2021	2020

SNI	$1,699,351	$1,707,640

KWT	$909,787	$675,911

The Company invested $55,720 thousand in June 2021. The ownership interest in CISG is 40.00%. CISG mainly engages in investment business.

The Company invested $273,800 thousand and obtained 20.33% ownership interest by participating in the capital increase of WATC in March 2021. WATC mainly engages in software solution integration.

KWT repurchased its stock from January to February 2020. Therefore, the Company’s ownership interest in KWT increased to 22.72%.

Chunghwa’s Board of Directors approved the investment of 20.58% ownership interest in IISI in January 2020 and the equity transaction was completed on July 1, 2020 (“acquisition date”). As the business combination was achieved in stages, the Company remeasured the previously held equity interest of IISI and recognized gain on disposal of $1,412 thousand under “other gains and losses” on the consolidated statements of comprehensive income. The Company treated IISI as a subsidiary starting from the acquisition date and included IISI and its subsidiaries in the consolidated financial statements. Please refer to Note 13(c).

UUPON reduced 95.44% of its capital to offset accumulated deficits in September 2020 and the Company did not participate in the capital increase of UUPON in October 2020. Therefore, the Company’s ownership interest in UUPON decreased to 5.36% and lost its significant influence over UUPON. Hence the Company discontinued to treat UUPON as an associate. Instead, the Company treated it as a financial asset at fair value through other comprehensive income and recognized gain on disposal of $14,534 thousand under “other gains and losses” on the consolidated statements of comprehensive income.

The Company disposed of all shares of MeWorks in September 2020.

The Company’s ownership interest in NCB is 41.90%. Although Chunghwa is the single largest stockholder of NCB, it only obtained six out of fifteen seats of the Board of Directors of NCB. In addition, the management considered the size of ownership interest and the dispersion of shares owned by the other stockholders, other holdings are not extremely dispersed. Chunghwa is not able to direct its relevant activities. Therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treated it as an associate.

The Company invested and obtained 50% ownership interest in CPFI. However, as the Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as an investment in associate.

The Company invested and obtained 49% ownership interest in CVC. However, as the Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as an investment in associate.

The Company invested and obtained 7.54% ownership interest in IME. The Company originally treated it as a financial asset at FVOCI. However, as the Company obtained one out of five seats of the Board of Directors of IME in August 2021 and has significant influence over IME, the Company reclassified it as an associate. IME issued new shares in December 2021 as its employees exercised options; therefore, the Company’s ownership interest in IME decreased to 6.74% as of December 31, 2021.

The Company invested and obtained 17.19% ownership interest in ATT. The Company originally treated it as a financial asset at FVOCI. However, as the Company obtained one out of three seats of the Board of Directors of ATT in July 2021 and has significant influence over ATT, the Company reclassified it as an associate.

The Company owns 14% ownership interest in ADT. Considering the seats that the Company controls in the Board of Directors of ADT and the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company has significant influence over ADT. ADT completed its liquidation in August 2021. The Company received the liquidation distribution of $8,519 thousand and recognized gain on disposal of $3,239 thousand under “other gains and losses” on the consolidated statements of comprehensive income.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the audited financial statements.

b.	Investment in joint venture

Investment in joint venture was as follows:

	Carrying Amount		% of Ownership Interests and Voting Rights
	December 31		December 31
Name of Joint Venture	2021	2020	2021	2020

Non-listed

Chunghwa SEA Holdings (“CHT SEA”)	$9,932	$10,200	51	51

The Company invested $10,200 thousand to establish a joint venture, CHT SEA, with Delta Electronics, Inc. and Kwang Hsing Industrial Co., Ltd. in December 2020 and obtained 51% ownership interest of CHT SEA. However, according to the mutual agreements among stockholders, the Company does not individually direct CHT SEA’s relevant activities and has joint control with the other party; therefore, the Company treated CHT SEA as a joint venture.

The joint venture is not considered individually material to the Company. Summarized financial information of CHT SEA was set out below:

	Year Ended December 31
	2021	2020

The Company’s share of loss	$(268)	$—
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(268)	$—

The Company’s share of loss and other comprehensive income of the joint venture was recognized based on the audited financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2021	2020

Assets used by the Company	$281,849,188	$273,822,588
Assets subject to operating leases	7,251,273	7,593,355

	$289,100,461	$281,415,943

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total

Cost

Balance on January 1, 2020	$99,102,251	$1,618,481	$71,000,783	$13,004,827	$706,032,448	$3,912,298	$10,090,170	$13,752,197	$918,513,455
Additions	66,712	—	18,113	54,402	117,441	1,309	150,385	24,786,365	25,194,727
Disposal	(270,268)	(19,306)	(48,748)	(1,243,844)	(20,618,652)	(45,287)	(520,411)	(29,358)	(22,795,874)
Effect of foreign exchange differences	—	—	—	(93)	(90,619)	(88)	267	(7,330)	(97,863)
Acquired by business combinations (Note 13)	—	—	—	69,814	—	—	72,400	—	142,214
Others	3,091,950	31,187	(80,570)	520,474	25,335,091	26,011	507,008	(29,972,458)	(541,307)

Balance on December 31, 2020	$101,990,645	$1,630,362	$70,889,578	$12,405,580	$710,775,709	$3,894,243	$10,299,819	$8,529,416	$920,415,352

Accumulated depreciation and impairment

Balance on January 1, 2020	$—	$(1,374,602)	$(27,976,732)	$(11,068,245)	$(590,337,891)	$(3,694,325)	$(7,662,299)	$(29,358)	$(642,143,452)
Depreciation expenses	—	(43,828)	(1,366,374)	(769,321)	(23,992,691)	(68,138)	(665,674)	—	(26,906,026)
Disposal	—	19,213	48,748	1,242,510	20,599,703	44,972	504,180	29,358	22,488,684
Effect of foreign exchange differences	—	—	—	92	40,361	37	222	—	40,712
Acquired by business combinations (Note 13)	—	—	—	(40,282)	—	—	(53,970)	—	(94,252)
Others	—	13	47,027	(3,721)	27,586	(938)	(48,397)	—	21,570

Balance on December 31, 2020	$—	$(1,399,204)	$(29,247,331)	$(10,638,967)	$(593,662,932)	$(3,718,392)	$(7,925,938)	$—	$(646,592,764)

Balance on January 1, 2020, net	$99,102,251	$243,879	$43,024,051	$1,936,582	$115,694,557	$217,973	$2,427,871	$13,722,839	$276,370,003

Balance on December 31, 2020, net	$101,990,645	$231,158	$41,642,247	$1,766,613	$117,112,777	$175,851	$2,373,881	$8,529,416	$273,822,588

Cost

Balance on January 1, 2021	$101,990,645	$1,630,362	$70,889,578	$12,405,580	$710,775,709	$3,894,243	$10,299,819	$8,529,416	$920,415,352
Additions	—	—	37,437	71,587	83,812	—	198,069	35,222,533	35,613,438
Disposal	—	(1,025)	(29,418)	(1,733,431)	(27,916,170)	(84,271)	(470,175)	—	(30,234,490)
Effect of foreign exchange differences	—	—	—	135	(64,331)	(389)	(1,643)	(5,366)	(71,594)
Others	654,069	32,291	460,439	473,177	30,655,202	117,754	782,803	(32,960,434)	215,301

Balance on December 31, 2021	$102,644,714	$1,661,628	$71,358,036	$11,217,048	$713,534,222	$3,927,337	$10,808,873	$10,786,149	$925,938,007

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total

Accumulated depreciation and impairment

Balance on January 1, 2021	$—	$(1,399,204)	$(29,247,331)	$(10,638,967)	$(593,662,932)	$(3,718,392)	$(7,925,938)	$—	$(646,592,764)
Depreciation expenses	—	(43,433)	(1,401,187)	(715,817)	(24,801,815)	(65,024)	(700,648)	—	(27,727,924)
Disposal	—	1,025	29,418	1,724,140	27,900,053	83,646	465,821	—	30,204,103
Effect of foreign exchange differences	—	—	—	(134)	30,948	164	934	—	31,912
Others	—	—	41,530	(1,268)	457	628	(45,493)	—	(4,146)

Balance on December 31, 2021	$—	$(1,441,612)	$(30,577,570)	$(9,632,046)	$(590,533,289)	$(3,698,978)	$(8,205,324)	$—	$(644,088,819)

Balance on January 1, 2021, net	$101,990,645	$231,158	$41,642,247	$1,766,613	$117,112,777	$175,851	$2,373,881	$8,529,416	$273,822,588

Balance on December 31, 2021, net	$102,644,714	$220,016	$40,780,466	$1,585,002	$123,000,933	$228,359	$2,603,549	$10,786,149	$281,849,188

(Concluded)

There was no indication that property, plant and equipment was impaired; therefore, the Company did not recognize any impairment loss for the years ended December 31, 2021 and 2020.

Chunghwa signed a joint development agreement with the MOTC previously which stated that the MOTC would provide the national land and Chunghwa would be in charge of the planning and construction for the MOTC’s office building, Chunghwa’s Renai office building, etc. According to the agreement, the MOTC and Chunghwa would each own a certain percentage of the buildings, and Chunghwa is to pay or get the reimbursement for the difference between the assessed value of the land and the construction cost paid by Chunghwa on behalf of the MOTC. The difference amounting to $1,056,680 thousand due to the MOTC was reported to Chunghwa’s Board of Directors in May 2020. Chunghwa paid the aforementioned amount in May 2021 and the property registration of the respective asset was completed in July 2021.

The Company participated in the government-led urban renewal project in Xingzheng Section, Xindian District, New Taipei City. The Company provided land as a building lot while Kindom Development Corp., chosen through public selection by the New Taipei City Government, acted as the urban renewal developer. The property registration was completed in 2020. With respect to the Company’s trade-in share of land and buildings, only the trade-in buildings had commercial substance. Therefore, the gain on the asset exchange transaction of $1,267,980 thousand (included in “gains and losses on disposal of property, plant and equipment”) was recognized at the difference between the carrying amount of the trade-out land of $37,087 thousand and the fair value of trade-in buildings of $1,305,067 thousand (included in “investment properties”). The aforementioned gain on disposal was included under “other income and expenses” in the consolidated statements of comprehensive income.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	20-60 years
Other building facilities	3-15 years
Computer equipment	1-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-9 years
Mechanical and air conditioner equipment	3-16 years
Others	1-15 years

b.	Assets subject to operating leases

	Land	Buildings	Total

Cost

Balance on January 1, 2020	$4,979,650	$3,841,560	$8,821,210
Others	(6,730)	394,596	387,866

Balance on December 31, 2020	$4,972,920	$4,236,156	$9,209,076

Accumulated depreciation and impairment

Balance on January 1, 2020	$—	$(1,496,998)	$(1,496,998)
Depreciation expenses	—	(82,474)	(82,474)
Others	—	(36,249)	(36,249)

Balance on December 31, 2020	$—	$(1,615,721)	$(1,615,721)

Balance on January 1, 2020, net	$4,979,650	$2,344,562	$7,324,212

Balance on December 31, 2020, net	$4,972,920	$2,620,435	$7,593,355

Cost

Balance on January 1, 2021	$4,972,920	$4,236,156	$9,209,076
Others	(163,994)	(102,167)	(266,161)

Balance on December 31, 2021	$4,808,926	$4,133,989	$8,942,915

Accumulated depreciation and impairment

Balance on January 1, 2021	$—	$(1,615,721)	$(1,615,721)
Depreciation expenses	—	(76,959)	(76,959)
Others	—	1,038	1,038

Balance on December 31, 2021	$—	$(1,691,642)	$(1,691,642)

Balance on January 1, 2021, net	$4,972,920	$2,620,435	$7,593,355

Balance on December 31, 2021, net	$4,808,926	$2,442,347	$7,251,273

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment was as follows:

	December 31
	2021	2020

Year 1	$371,380	$347,229
Year 2	300,591	288,184
Year 3	210,073	230,984
Year 4	158,541	164,141
Year 5	135,208	124,845
Onwards	1,177,460	1,179,493

	$2,353,253	$2,334,876

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings
Main buildings	35-60 years
Other building facilities	3-15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	December 31
	2021	2020

Land and buildings
Handsets base stations	$6,987,731	$7,095,883
Others	1,537,852	1,708,593
Equipment	2,525,353	2,204,730

	$11,050,936	$11,009,206

	Year Ended December 31
	2021	2020

Additions to right-of-use assets	$4,669,219	$3,796,370

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations	$2,788,774	$2,729,441
Others	786,645	786,114
Equipment	409,765	415,943

	$3,985,184	$3,931,498

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. However, certain frequency that ST-2 satellite originally used was transferred for the use of 5G spectrum to the government, Chunghwa evaluated and determined that the recoverable amount of the related right-of-use assets was nil. Therefore, Chunghwa recognized an impairment loss of $420,590 thousand for the year ended December 31, 2021. The impairment loss was included under “other income and expenses” in the consolidated statement of comprehensive income.

The Company did not have significant sublease of right-of-use assets for the year ended December 31, 2021. The Company did not have significant sublease or impairment of right-of-use assets for the year ended December 31, 2020.

b.	Lease liabilities

	December 31
	2021	2020

Lease liabilities
Current	$3,210,564	$3,381,571
Noncurrent	7,061,689	6,215,096

	$10,272,253	$9,596,667

Ranges of discount rates for lease liabilities were as follows:

December 31
	2021	2020

Land and buildings
Handsets base stations	0.37%-1.18%	0.46%-1.18%
Others	0.37%-9.00%	0.46%-9.00%
Equipment	0.37%-2.99%	0.46%-2.99%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 38 to the consolidated financial statements for details.

d.	Other lease information

	Year Ended December 31
	2021	2020

Expenses relating to low-value asset leases	$8,297	$8,314

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$7,462	$5,119

Total cash outflow for leases	$3,813,681	$3,776,291

The Company leases certain equipment which qualifies as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17 to the consolidated financial statements.

17.	INVESTMENT PROPERTIES

Cost

Balance on January 1, 2020	$9,213,979
Additions (Note 15)	1,359,502
Disposal	(36,943)
Reclassification	125,912

Balance on December 31, 2020	$10,662,450

Accumulated depreciation and impairment

Balance on January 1, 2020	$(1,044,586)
Depreciation expense	(22,332)
Reclassification	(1,276)
Reversal of impairment loss	27,066

Balance on December 31, 2020	$(1,041,128)

Balance on January 1, 2020, net	$8,169,393

Balance on December 31, 2020, net	$9,621,322

Cost

Balance on January 1, 2021	$10,662,450
Additions	146

Balance on December 31, 2021	$10,662,596

Accumulated depreciation and impairment

$(1,041,128)
Balance on January 1, 2021	(42,259)
Depreciation expense	83,429

Reversal of impairment loss
$(999,958)

Balance on December 31, 2021

Balance on January 1, 2021, net	$9,621,322

Balance on December 31, 2021, net	$9,662,638

After the evaluation of land and buildings, the Company concluded the recoverable amount which represented the fair value less costs to sell of some land and buildings was higher than the carrying amount. Therefore, the Company recognized reversal of impairment losses of $83,429 thousand and $27,066 thousand for the years ended December 31, 2021 and 2020, respectively, and the amounts were recognized only to the extent of impairment losses that had been recognized in prior years. The reversal of impairment loss was included in other income and expenses in the consolidated statements of comprehensive income.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2021 and 2020 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2021	2020

Fair value	$25,547,766	$22,644,318

Overall capital interest rate	0.91%-3.05%	0.93%-3.03%
Profit margin ratio	8%-20%	12%-20%
Discount rate	—	—
Capitalization rate	0.53%-2.11%	0.73%-2.20%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	December 31
	2021	2020

Year 1	$107,183	$115,305
Year 2	82,505	95,223
Year 3	61,629	75,285
Year 4	55,510	52,544
Year 5	38,605	37,588
Onwards	77,626	57,773

	$423,058	$433,718

18.	INTANGIBLE ASSETS

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total

Cost

Balance on January 1, 2020	$59,965,000	$3,428,609	$236,200	$378,063	$64,007,872
Additions-acquired separately	48,373,000	225,829	—	6,358	48,605,187
Disposal	—	(337,954)	—	(3,053)	(341,007)
Effect of foreign exchange differences	—	(106)	—	(40)	(146)
Acquired by business combinations (Note 13)	—	1,259	55,006	11,043	67,308
Others	—	1,586	—	(45)	1,541

Balance on December 31, 2020	$108,338,000	$3,319,223	$291,206	$392,326	$112,340,755

(Continued)

	Mobile Broadband Concession	Computer Software	Goodwill	Others	Total

Accumulated amortization and impairment

Balance on January 1, 2020	$(14,293,046)	$(2,498,825)	$(35,623)	$(133,853)	$(16,961,347)
Amortization expenses	(5,025,796)	(371,694)	—	(26,877)	(5,424,367)
Disposal	—	337,948	—	1,201	339,149
Impairment losses	—	—	(9,303)	—	(9,303)
Effect of foreign exchange differences	—	102	—	12	114
Acquired by business combinations (Note 13)	—	(441)	—	—	(441)

Balance on December 31, 2020	$(19,318,842)	$(2,532,910)	$(44,926)	$(159,517)	$(22,056,195)

Balance on January 1, 2020, net	$45,671,954	$929,784	$200,577	$244,210	$47,046,525

Balance on December 31, 2020, net	$89,019,158	$786,313	$246,280	$232,809	$90,284,560

Cost

Balance on January 1, 2021	$108,338,000	$3,319,223	$291,206	$392,326	$112,340,755
Additions-acquired separately	—	224,797	—	31,055	255,852
Disposal	—	(342,938)	—	(10,867)	(353,805)
Effect of foreign exchange differences	—	(364)	—	(37)	(401)
Others	—	2,183	—	—	2,183

Balance on December 31, 2021	$108,338,000	$3,202,901	$291,206	$412,477	$112,244,584

Accumulated amortization and impairment

Balance on January 1, 2021	$(19,318,842)	$(2,532,910)	$(44,926)	$(159,517)	$(22,056,195)
Amortization expenses	(6,198,911)	(340,298)	—	(29,338)	(6,568,547)
Disposal	—	342,938	—	10,867	353,805
Impairment losses	—	—	(28,698)	(203)	(28,901)
Effect of foreign exchange differences	—	355	—	8	363
Others	—	(26)	—	—	(26)

Balance on December 31, 2021	$(25,517,753)	$(2,529,941)	$(73,624)	$(178,183)	$(28,299,501)

Balance on January 1, 2021, net	$89,019,158	$786,313	$246,280	$232,809	$90,284,560

Balance on December 31, 2021, net	$82,820,247	$672,960	$217,582	$234,294	$83,945,083

(Concluded)

For long-term business development, Chunghwa participated in the 5G mobile broadband license bidding hosted by the NCC and paid the deposit for 5G spectrum bidding amounting to $1,000,000 thousand (included in other assets) in October 2019. Chunghwa paid $48,373,000 thousand, including the aforementioned deposit, in February 2020 for the aforementioned license to obtain 90MHz in the 3.5GHz spectrum and 600MHz in the 28GHz spectrum.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

SENAO evaluated the goodwill, license agreement and the right of trademark that arose in the acquisition of Youth and its subsidiaries at the end of each year. SENAO determined the smallest identifiable group of assets that generates cash inflows as single cash generating units by business type and evaluated the recoverable amount of those cash generating units by their value in use. The management of SENAO estimated the cash flow projections based on the financial budgets for the following five years. Discount rates were 12.10% as of December 31, 2021 and 2020 and were used to calculate the recoverable amount of related cash generating units by discounting aforementioned cash flows.

SENAO concluded the recoverable amount of the goodwill was lower than the carrying value and recognized impairment loss of $28,698 thousand and $9,303 thousand for the years ended December 31, 2021 and 2020, respectively. In addition, SENAO concluded the recoverable amount of the license agreement and the right of trademark were lower than the carrying value and recognized impairment loss of $203 thousand for the year ended December 31, 2021. The aforementioned impairment losses were included in other income and expenses of consolidated statements of comprehensive income.

19.	OTHER ASSETS

	December 31
	2021	2020

Spare parts	$2,836,191	$2,156,136
Refundable deposits	1,971,058	2,009,796
Other financial assets	1,000,000	1,000,000
Others	2,034,331	2,450,006

	$7,841,580	$7,615,938

Current
Spare parts	$2,836,191	$2,156,136
Others	142,589	192,961

	$2,978,780	$2,349,097

Noncurrent
Refundable deposits	$1,971,058	$2,009,796
Other financial assets	1,000,000	1,000,000
Others	1,891,742	2,257,045

	$4,862,800	$5,266,841

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter into forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

December 31, 2021

			Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness

Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 227,780/ EUR 7,000	2022.03	$32.54	Hedging financial assets (liabilities)	$—	$8,286	$(10,038)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$10,038	$(8,286)	$—

December 31, 2020

			Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency		(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness

Cash flow hedge
Forecast purchases - forward exchange contracts	NT$	/EUR	NT$ 200,867/ EUR 5,831	2021.03	$34.45	Hedging financial assets (liabilities)	$1,752	$—	$1,425

Hedged Items	Change in Value of Hedged Item Used for Calculating Hedge Ineffectiveness	Accumulated Gain or Loss on Hedging Instruments in Other Equity
		Continuing Hedges	Hedge Accounting no Longer Applied

Cash flow hedge
Forecast equipment purchases	$(1,425)	$1,752	$—

Year ended December 31, 2021

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item		Due to Hedged Future Cash Flows No Longer Expected to Occur

Cash flow hedge
Forecast equipment purchases	$(10,038)	$—	—	$(42,574 Construction in progress and equipment to be accepted	)	$	— Other gains and losses

Year ended December 31, 2020

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Loss Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur

Cash flow hedge
Forecast equipment purchases	$1,425	$—	—	$20,564 Construction in progress and equipment to be accepted	$	— Other gains and losses

21.	SHORT-TERM LOANS

	December 31
	2021	2020

Unsecured bank loans	$65,000	$67,000

The annual interest rates of bank loans were as follows:

	December 31
	2021	2020

Unsecured bank loans	1.97%-2.43%	1.12%-2.33%

22.	SHORT-TERM BILLS PAYABLE

	December 31
	2021	2020

Commercial paper payable	$—	$7,000,000
Less: Discounts on commercial paper payable	—	(802)

	$—	$6,999,198

The annual interest rates of commercial paper payable were as follows:

	December 31
	2021	2020

Commercial paper payable	—	0.34%-0.36%

23.	LONG-TERM LOANS

	December 31
	2021	2020

Secured bank loans (Note 39)	$1,600,000	$1,600,000
Less: Current portion	—	(1,600,000)

	$1,600,000	$—

The annual interest rates of bank loans were as follows:

	December 31
	2021	2020

Secured bank loans	0.89%	0.72%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renewed contract is September 2021. Furthermore, LED entered into another contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in August 2021 and the due date of the renewed contract is September 2024.

24.	BONDS PAYABLE

	December 31
	2021	2020

Unsecured domestic bonds	$27,000,000	$20,000,000
Less: Discounts on bonds payable	(23,325)	(19,728)

	$26,976,675	$19,980,272

The major terms of unsecured domestic bonds issued by Chunghwa were as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

2020-1	A	July 2020 to July 2025	$8,800,000	0.50%	One-time repayment upon maturity; interest payable annually
	B	July 2020 to July 2027	7,500,000	0.54%	The same as above
	C	July 2020 to July 2030	3,700,000	0.59%	The same as above
2021-1	A	April 2021 to April 2026	1,900,000	0.42%	The same as above
	B	April 2021 to April 2028	4,100,000	0.46%	The same as above
	C	April 2021 to April 2031	1,000,000	0.50%	The same as above

25.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2021	2020

Trade notes and accounts payable	$18,063,288	$15,590,814

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

26.	OTHER PAYABLES

	December 31
	2021	2020

Accrued salary and compensation	$10,125,732	$9,449,659
Payables to contractors	3,014,677	1,778,735
Accrued compensation to employees and remuneration to directors and supervisors	1,997,277	1,690,796
Amounts collected for others	1,426,443	1,307,728
Payables to equipment suppliers	1,153,550	1,049,008
Accrued maintenance costs	1,010,892	1,039,689
Payable on land (Note 15)	—	1,056,680
Others	5,708,137	6,615,667

	$24,436,708	$23,987,962

27.	PROVISIONS

	December 31
	2021	2020

Warranties	$213,537	$182,431
Onerous contracts	146,541	170,433
Employee benefits	62,833	57,210
Others	3,767	4,097

	$426,678	$414,171

Current	$284,813	$313,555
Noncurrent	141,865	100,616

	$426,678	$414,171

	Warranties	Onerous Contracts	Employee Benefits	Others	Total

Balance on January 1, 2020	$173,275	$66,907	$59,745	$4,397	$304,324
Additional / (reversal of) provisions recognized	130,984	91,990	(1,841)	(200)	220,933
Used / forfeited during the year	(121,828)	(3,722)	(694)	(100)	(126,344)
Acquired by business combinations (Note 13)	—	15,258	—	—	15,258

Balance on December 31, 2020	$182,431	$170,433	$57,210	$4,097	$414,171

Balance on January 1, 2021	$182,431	$170,433	$57,210	$4,097	$414,171
Additional / (reversal of) provisions recognized	102,475	(23,892)	6,963	(330)	85,216
Used / forfeited during the year	(71,367)	—	(1,340)	—	(72,707)
Effect of foreign exchange differences	(2)	—	—	—	(2)

Balance on December 31, 2021	$213,537	$146,541	$62,833	$3,767	$426,678

a.

The provision for warranty claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

28.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements.

b.	Defined benefit plans

Chunghwa completed its privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

Chunghwa and its subsidiaries SENAO, CHIEF, CHSI, SHE, IISI and UTC with the pension mechanism under the Labor Standards Law in the ROC are considered as defined benefit plans. These pension plans provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds. According to the Article 56 of the Labor Standards Law, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year.

The amounts included in the consolidated balance sheets arising from the Company’s obligation in respect of its defined benefit plans were as follows:

	December 31
	2021	2020

Present value of funded defined benefit obligations	$35,501,968	$39,536,563
Fair value of plan assets	(36,605,382)	(39,493,787)

Funded status - deficit (surplus)	$(1,103,414)	$42,776

Net defined benefit liabilities	$2,287,663	$3,415,331
Net defined benefit assets	(3,391,077)	(3,372,555)

	$(1,103,414)	$42,776

Movements in the defined benefit obligations and the fair value of plan assets were as follows:

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)

Balance on January 1, 2020	$41,197,226	$39,819,944	$1,377,282
Current service cost	2,052,402	—	2,052,402
Interest expense / interest income	298,162	297,324	838

Amounts recognized in profit or loss	2,350,564	297,324	2,053,240

(Continued)

	Present Value of Funded Defined Benefit Obligations	Fair Value of Plan Assets	Net Defined Benefit Liabilities (Assets)

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	$—	$1,307,772	$(1,307,772)
Actuarial losses recognized from changes in financial assumptions	589,818	—	589,818
Actuarial gains recognized from experience adjustments	(475,195)	—	(475,195)

Amounts recognized in other comprehensive income	114,623	1,307,772	(1,193,149)

Contributions from employer	—	1,964,480	(1,964,480)
Benefits paid	(3,919,555)	(3,919,555)	—
Benefits paid directly by the Company	(262,730)	—	(262,730)
Acquired by business combinations (Note 13)	56,435	23,822	32,613

Balance on December 31, 2020	39,536,563	39,493,787	42,776
Current service cost	1,253,241	—	1,253,241
Interest expense / interest income	189,488	195,225	(5,737)

Amounts recognized in profit or loss	1,442,729	195,225	1,247,504

Remeasurement on the net defined benefit liability
Return on plan assets (excluding amounts included in net interest)	—	500,851	(500,851)
Actuarial gain recognized from changes in demographic assumptions	(433,952)	—	(433,952)
Actuarial loss recognized from experience adjustments	544,362	—	544,362

Amounts recognized in other comprehensive income	110,410	500,851	(390,441)

Contributions from employer	—	1,727,329	(1,727,329)
Benefits paid	(5,311,810)	(5,311,810)	—
Benefits paid directly by the Company	(275,924)	—	(275,924)

Balance on December 31, 2021	$35,501,968	$36,605,382	$(1,103,414)

(Concluded)

Relevant pension costs recognized in profit and loss for defined benefit plans were as follows:

	Year Ended December 31
	2021	2020

Operating costs	$724,943	$1,205,545
Marketing expenses	366,925	602,754
General and administrative expenses	80,248	121,050
Research and development expenses	44,362	72,125

	$1,216,478	$2,001,474

The Company is exposed to following risks for the defined benefits plans under the Labor Standards Law:

a.	Investment risk

Under the Labor Standards Law, the rate of return on assets shall not be lower than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund mainly invested in foreign and domestic equity and debt securities and bank deposits which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

b.	Interest rate risk

The decline in government bond interest rate will increase the present value of the obligation on the defined benefit plan, while the return on plan assets will increase. The net effect on the present value of the obligation on defined benefit plan is partially offset by the return on plan assets.

c.	Salary risk

The calculation of the present value of defined benefit obligations is referred to the plan participants’ future salary. Hence, the increase in plan participants’ salary will increase the present value of the defined benefit obligations.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligations were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2021	2020

Discount rates	0.50%	0.50%
Expected rates of salary increase	1.00%-2.25%	1.00%-2.25%

If reasonably possible changes of the respective significant actuarial assumptions occur at the end of reporting periods, while holding all other assumptions constant, the present values of the defined benefit obligations would increase (decrease) as follows:

	December 31
	2021	2020

Discount rates
0.5% increase	$(1,073,185)	$(1,208,082)

0.5% decrease	$1,139,142	$1,284,034

Expected rates of salary increase
0.5% increase	$1,217,115	$1,372,403

0.5% decrease	$(1,157,095)	$(1,302,983)

The sensitivity analysis presented above may not be representative of the actual change in the present value of the defined benefit obligations as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated. There is no change in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

	December 31
	2021	2020

The expected contributions to the plan for the next year	$1,681,091	$1,931,842

The average duration of the defined benefit obligations	6.3-12 years	6.4-13 years

As of December 31, 2021, the Company’s maturity analysis of the undiscounted benefit payments was as follows:

Year	Amount

2022	$2,692,536
2023	6,329,989
2024	9,721,271
2025	10,864,102
2026 and thereafter	36,890,213

$66,498,111

29.	EQUITY

a.	Share capital

1)	Common stocks

	December 31
	2021	2020

Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000
Number of issued and paid shares (thousand)	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

Each issued common stock with par value of $10 is entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of December 31, 2021, the outstanding ADSs were 201,601 thousand common stocks, which equaled 20,160 thousand units and represented 2.60% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the years ended December 31, 2021 and 2020 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total

Balance on January 1, 2020	$147,329,386	$208,746	$2,062,250	$987,611	$19,914	$20,648,078	$171,255,985
Unclaimed dividend	—	—	—	—	1,605	—	1,605
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(21,918)	—	—	—	—	(21,918)
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	—	(103)	—	—	—	(103)
Share-based payment transactions of subsidiaries	—	—	25,810	—	—	—	25,810

Balance on December 31, 2020	147,329,386	186,828	2,087,957	987,611	21,519	20,648,078	171,261,379
Unclaimed dividend	—	—	—	—	1,968	—	1,968
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(437)	—	—	—	—	(437)
Share-based payment transactions of subsidiaries	—	—	16,715	—	—	—	16,715

Balance on December 31, 2021	$147,329,386	$186,391	$2,104,672	$987,611	$23,487	$20,648,078	$171,279,625

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates and joint ventures accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

The Company should appropriate a special reserve when the net amount of other equity items is negative at the end of reporting period upon the earnings distribution. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2020 and 2019 earnings of Chunghwa approved by the stockholders in their meetings on August 20, 2021 and May 29, 2020, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2020	For Fiscal Year 2019	For Fiscal Year 2020	For Fiscal Year 2019

Cash dividends	$33,403,565	$32,782,969	$4.306	$4.226

The appropriations of earnings for 2021 had been proposed by Chunghwa’s Board of Directors on February 23, 2022. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Special reserve	$408,150
Cash dividends	35,746,314	$4.608

The appropriations of earnings for 2021 are subject to the resolution of the stockholders’ meeting planned to be held on May 27, 2022. Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Year Ended December 31
	2021	2020

Beginning balance	$1,239,901	$836,598
Unrealized gain or loss for the year
Equity instruments	(1,187,836)	419,989
Transferred accumulated gain or loss to unappropriated earnings resulting from the disposal of equity instruments (Note 8)	(59,653)	(16,686)

Ending balance	$(7,588)	$1,239,901

e.	Noncontrolling interests

	Year Ended December 31
	2021	2020

Beginning balance	$11,327,441	$10,283,522
Shares attributed to noncontrolling interests
Net income for the year	1,441,300	1,299,413
Exchange differences arising from the translation of the foreign operations	602	(13,866)
Unrealized gain or loss on financial assets at FVOCI	1,987	(15,034)
Remeasurements of defined benefit pension plans	(5,426)	17,395
Income tax relating to exchange differences arising from the translation of the foreign operations	—	(128)
Income tax relating to remeasurements of defined benefit pension plans	1,085	(3,479)
Share of other comprehensive loss of associates and joint ventures accounted for using equity method	351	(2,190)
Cash dividends distributed by subsidiaries	(896,335)	(775,420)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	(136)	(1,817)
Noncontrolling interests increased by business combination of IISI (Note 13)	—	475,879
Share-based payment transactions of subsidiaries	56,735	63,063
Change in additional paid-in capital for not proportionately participating in the capital increase of subsidiaries	—	103

Ending balance	$11,927,604	$11,327,441

30.	REVENUES

	Year Ended December 31
	2021	2020

Revenue from contracts with customers	$208,412,156	$206,395,581

Other revenues
Government grants income	1,037,057	218,934
Rental income	863,719	842,941
Others	165,016	151,542

	2,065,792	1,213,417

	$210,477,948	$207,608,998

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies for details.

a.	Disaggregation of revenue

2021

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Main Products and Service Revenues

Mobile services revenue	$—	$58,047,852	$—	$—	$—	$58,047,852
Sales of products	2,172,907	35,414,256	128,156	12,018	5,179,779	42,907,116
Local telephone and domestic long distance telephone services revenue	25,703,655	—	—	—	—	25,703,655
Broadband access and domestic leased line services revenue	23,012,443	—	—	—	—	23,012,443
Data communications internet services revenue	—	—	22,281,459	—	—	22,281,459
International network and leased line services revenue	—	—	—	4,366,820	—	4,366,820
Others	13,255,179	1,222,384	10,427,035	4,245,690	2,942,523	32,092,811

	$64,144,184	$94,684,492	$32,836,650	$8,624,528	$8,122,302	$208,412,156

2020

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Main Products and Service Revenues

Mobile services revenue	$—	$56,724,433	$—	$—	$—	$56,724,433
Sales of products	2,214,161	32,111,502	106,672	313,214	4,645,167	39,390,716
Local telephone and domestic long distance telephone services revenue	26,474,747	—	—	—	—	26,474,747
Broadband access and domestic leased line services revenue	22,420,164	—	—	—	—	22,420,164
Data communications internet services revenue	—	—	21,446,960	—	—	21,446,960
International network and leased line services revenue	—	—	—	3,884,182	—	3,884,182
Others	17,694,619	1,307,382	10,254,599	4,484,648	2,313,131	36,054,379

	$68,803,691	$90,143,317	$31,808,231	$8,682,044	$6,958,298	$206,395,581

b.	Contract balances

	December 31, 2021	December 31, 2020	January 1, 2020

Trade notes and accounts receivable (Note 9)	$23,947,107	$22,621,902	$26,407,783

Contract assets
Products and service bundling	$7,197,206	$7,232,134	$6,942,974
Others	982,688	612,206	115,993
Less: Loss allowance	(18,080)	(17,792)	(16,858)

	$8,161,814	$7,826,548	$7,042,109

Current	$5,554,070	$5,331,246	$4,441,196
Noncurrent	2,607,744	2,495,302	2,600,913

	$8,161,814	$7,826,548	$7,042,109

(Continued)

	December 31, 2021	December 31, 2020	January 1, 2020

Contract liabilities
Telecommunications business	$13,143,598	$13,601,662	$12,771,621
Project business	5,435,268	6,686,561	10,360,428
Products and service bundling	4,168	16,404	38,570
Others	491,298	421,166	510,696

	$19,074,332	$20,725,793	$23,681,315

Current	$12,234,276	$13,436,706	$16,839,830
Noncurrent	6,840,056	7,289,087	6,841,485

	$19,074,332	$20,725,793	$23,681,315

(Concluded)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers. Significant changes of contract assets and liabilities recognized resulting from product and service bundling were as follows:

	Year Ended December 31
	2021	2020

Contract assets
Net increase of customer contracts	$6,034,998	$5,972,451
Reclassified to trade receivables	(6,039,413)	(5,681,532)

	$(4,415)	$290,919

Contract liabilities
Net increase of customer contracts	$162	$7,370
Recognized as revenues	(12,398)	(29,536)

	$(12,236)	$(22,166)

The Company applies the simplified approach to recognize expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

Revenue recognized for the period that was included in the contract liability at the beginning of the year was as follows:

	Year Ended December 31
	2021	2020

Telecommunications business	$5,952,356	$5,492,271
Project business	4,630,103	6,091,951
Others	430,982	511,619

	$11,013,441	$12,095,841

c.	Incremental costs of obtaining contracts

	December 31
	2021	2020

Noncurrent
Incremental costs of obtaining contracts	$987,656	$999,593

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable; therefore, such costs were capitalized. Amortization expenses for the years ended December 31, 2021 and 2020 were $815,241 thousand and $771,875 thousand, respectively.

d.	Remaining Performance Obligations

As of December 31, 2021, the aggregate amount of transaction price allocated to performance obligations for non-cancellable telecommunications service contracts that are unsatisfied is $29,379,640 thousand. The Company recognizes revenue when service is provided over contract terms. The Company expects to recognize such revenue of $18,349,662 thousand, $8,603,486 thousand and $2,426,492 thousand in 2022, 2023 and 2024, respectively. The variable consideration collected from customers on nonrecurring basis resulting from exceeded usage from monthly fee and revenue recognized for contracts that the Company has a right to consideration from customers in the amount corresponding directly with the value to the customers of the Company’s performance completed to date have been excluded from the disclosure of remaining performance obligations.

As of December 31, 2021, the aggregate amount of transaction price allocated to performance obligations for non-cancellable project business contracts that are unsatisfied is $19,030,013 thousand. The Company recognizes revenues when the project business contract is completed and accepted by customers. The Company expects to recognize such revenue of $9,032,786 thousand, $4,781,524 thousand and $5,215,703 thousand in 2022, 2023 and 2024, respectively. Project business contracts whose expected duration are less than a year have been excluded from the aforementioned disclosure.

31.	NET INCOME

a.	Other income and expenses

	Year Ended December 31
	2021	2020

Gain (loss) on disposal of property, plant and equipment, net	$(3,349)	$1,427,984
Impairment loss on right-of-use assets	(420,590)	—
Gain on disposal of investment properties, net	—	151,357
Reversal of impairment loss on investment properties	83,429	27,066
Loss on disposal of intangible assets	—	(1,858)
Impairment loss on intangible assets	(28,901)	(9,303)

	$(369,411)	$1,595,246

b.	Other income

	Year Ended December 31
	2021	2020

Dividend income	$154,008	$246,084
Rental income	69,669	70,123
Others	154,143	153,401

	$377,820	$469,608

c.	Other gains and losses

	Year Ended December 31
	2021	2020

Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	$243,381	$(99,150)
Foreign currency exchange gain or loss, net	229,502	(46,535)
Gain on disposal of investments accounted for using equity method, net	3,239	15,946
Gain (loss) on disposal of financial instruments, net	353	(1,788)
Others	(15,645)	(21,440)

	$460,830	$(152,967)

d.	Interest expenses

	Year Ended December 31
	2021	2020

Interest on bonds payable	$131,635	$45,614
Interest on lease liabilities	68,973	79,654
Interest paid to financial institutions	16,587	79,067
Others	976	1,728

	$218,171	$206,063

e.	Impairment loss (reversal of impairment loss)

	Year Ended December 31
	2021	2020

Contract assets	$288	$934

Trade notes and accounts receivable	$122,911	$48,708

Other receivables	$19,792	$(4,757)

Inventories	$206,824	$1,161,281

Right-of-use assets	$420,590	$—

Investment properties	$(83,429)	$(27,066)

Intangible assets	$28,901	$9,303

f.	Depreciation and amortization expenses

	Year Ended December 31
	2021	2020

Property, plant and equipment	$27,804,883	$26,988,500
Right-of-use assets	3,985,184	3,931,498
Investment properties	42,259	22,332
Intangible assets	6,568,547	5,424,367
Incremental costs of obtaining contracts	815,241	771,875

Total depreciation and amortization expenses	$39,216,114	$37,138,572

Depreciation expenses summarized by functions
Operating costs	$30,020,758	$29,056,306
Operating expenses	1,811,568	1,886,024

	$31,832,326	$30,942,330

Amortization expenses summarized by functions
Operating costs	$7,171,851	$5,971,033
Marketing expenses	92,823	99,881
General and administrative expenses	75,331	82,436
Research and development expenses	43,783	42,892

	$7,383,788	$6,196,242

g.	Employee benefit expenses

	Year Ended December 31
	2021	2020

Post-employment benefit
Defined contribution plans	$783,762	$708,230
Defined benefit plans	1,216,478	2,001,474

	2,000,240	2,709,704
Share-based payment
Equity-settled share-based payment	19,371	7,578
Other employee benefit	42,653,703	42,245,925

Total employee benefit expenses	$44,673,314	$44,963,207

Summary by functions
Operating costs	$22,734,259	$23,005,380
Operating expenses	21,939,055	21,957,827

	$44,673,314	$44,963,207

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income. As of December 31, 2021, the payables of the employees’ compensation and the remuneration to directors were $1,429,000 thousand and $38,552 thousand, respectively. Such amounts have been approved by the Chunghwa’s Board of Directors on February 23, 2022 and will be reported to the stockholders in their meeting planned to be held on May 27, 2022.

If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the difference is recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2020 and 2019 approved by the Board of Directors on February 23, 2021 and February 26, 2020, respectively, were as follows:

	Cash
	2020	2019

Compensation distributed to the employees	$1,202,448	$1,126,194
Remuneration paid to the directors	35,803	35,210

There was no difference between the initial accrued amounts recognized in 2020 and 2019 and the amounts approved by the Board of Directors in 2021 and 2020 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2021	2020

Current tax
Current tax expenses recognized for the year	$8,490,402	$8,172,184
Income tax on unappropriated earnings	32,728	11,329
Income tax adjustments on prior years	(150,719)	(22,436)
Others	6,842	19,661

	8,379,253	8,180,738

Deferred tax
Deferred tax expenses (benefits) recognized for the year	489,181	(81,618)
Income tax adjustments on prior years	3,311	26,308

	492,492	(55,310)

Income tax recognized in profit or loss	$8,871,745	$8,125,428

Reconciliation of accounting profit and income tax expense was as follows:

	Year Ended December 31
	2021	2020

Income before income tax	$46,066,624	$42,830,971

Income tax expense calculated at the statutory rate	$9,213,325	$8,566,194
Nondeductible income and expenses in determining taxable income	7,809	14,975

(Continued)

	Year Ended December 31
	2021	2020

Unrecognized loss carryforwards	$(549)	$3,515

Tax-exempt income	(30,181)	(367,817)
Income tax on unappropriated earnings	32,728	11,329
Investment credits	(217,318)	(130,888)
Effect of different tax rates of group entities operating in other jurisdictions	(10,374)	10,324
Income tax adjustments on prior years	(147,408)	3,872
Others	23,713	13,924

Income tax expense recognized in profit or loss	$8,871,745	$8,125,428

(Concluded)

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

In July 2019, the President of the ROC announced the amendments to the Statute of Industrial Innovation, which stipulate that the unappropriated earnings in 2018 and thereafter that are used to build or acquire certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings. The Company has deducted the reinvested capital expenditure while calculating income tax on unappropriated earnings.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2021	2020

Deferred tax
Remeasurement on defined benefit pension plans	$78,088	$238,630
Exchange differences arising from the translation of the foreign operations	—	263

Total income tax expense recognized in other comprehensive income	$78,088	$238,893

c.	Current tax assets and liabilities

	December 31
	2021	2020

Current tax assets
Tax refund receivable (included in other current assets - other)	$4,532	$774

Current tax liabilities
Income tax payable	$4,593,458	$4,369,241

d.	Deferred income tax assets and liabilities

The movements of deferred income tax assets and liabilities were as follows:

For the year ended December 31, 2021

	Beginning Balance	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance

Deferred income tax assets

Temporary differences
Defined benefit pension plans	$1,816,158	$5,928	$(78,056)	$1,744,030
Share of profit or loss of associates and joint ventures accounted for using equity method	400,776	175	—	400,951
Allowance for doubtful receivables over quota	364,607	(99,810)	—	264,797
Valuation loss on inventory	299,199	(102,128)	—	197,071
Deferred revenue	73,067	(24,389)	—	48,678
Estimated warranty liabilities	36,165	6,576	—	42,741
Valuation loss on financial instruments	32,609	(32,609)	—	—
Others	89,261	(14,329)	—	74,932

	3,111,842	(260,586)	(78,056)	2,773,200
Loss carryforwards	20,871	(9,065)	—	11,806

	$3,132,713	$(269,651)	$(78,056)	$2,785,006

Deferred income tax liabilities

Temporary differences
Defined benefit pension plans	$1,812,193	$156,648	$32	$1,968,873
Land value incremental tax	94,986	—	—	94,986
Deferred revenue for award credits	30,207	25,501	—	55,708
Unrealized foreign exchange gain, net	313	26,293	—	26,606
Intangible assets	26,999	(2,555)	—	24,444
Valuation gain on financial instruments	—	16,074	—	16,074
Others	1,840	880	—	2,720

	$1,966,538	$222,841	$32	$2,189,411

For the year ended December 31, 2020

	Beginning Balance	Acquired by business combinations (Note 13)	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	Ending Balance

Deferred income tax assets

Temporary differences
Defined benefit pension plans	$2,034,357	$1,366	$18,960	$(238,525)	$1,816,158
Share of profit or loss of associates and joint ventures accounted for using equity method	402,059	—	(1,283)	—	400,776
Allowance for doubtful receivables over quota	403,712	—	(39,105)	—	364,607
Valuation loss on inventory	140,838	2,710	155,651	—	299,199
Deferred revenue	97,457	—	(24,390)	—	73,067
Estimated warranty liabilities	34,461	—	1,704	—	36,165
Valuation loss on financial instruments	12,929	—	19,680	—	32,609
Others	104,422	1,589	(16,487)	(263)	89,261

	3,230,235	5,665	114,730	(238,788)	3,111,842
Loss carryforwards	28,372	—	(7,501)	—	20,871

	$3,258,607	$5,665	$107,229	$(238,788)	$3,132,713

Deferred income tax liabilities

Temporary differences
Defined benefit pension plans	$1,758,131	$—	$53,957	$105	$1,812,193
Land value incremental tax	94,986	—	—	—	94,986
Deferred revenue for award credits	28,543	—	1,664	—	30,207
Unrealized foreign exchange gain, net	1,079	—	(766)	—	313
Intangible assets	29,513	—	(2,514)	—	26,999
Others	53	2,209	(422)	—	1,840

	$1,912,305	$2,209	$51,919	$105	$1,966,538

e.	Unused loss carryforwards for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31
	2021	2020

Loss carryforwards
Expire in 2022	$21	$9,997
Expire in 2023	25	8,251
Expire in 2024	1,255	8,364
Expire in 2025	15,223	19,106
Expire in 2026	8,423	8,423
Expire in 2027	2,585	2,585
Expire in 2028	930	930
Expire in 2029	697	697
Expire in 2030	198	198
Expire in 2031	—	—

	$29,357	$58,551

f.	Information about unused loss carryforwards

As of December 31, 2021, information about loss carryforwards was as follows:

Remaining Creditable Amount	Expiry Year

$873	2022
697	2023
1,438	2024
18,018	2025
10,172	2026
3,503	2027
930	2028
2,034	2029
1,615	2030
1,883	2031

$41,163

g.	Income tax examinations

Income tax returns of Chunghwa, SENAO, ISPOT, Youth, Youyi, Aval, Wiin, SENYOUNG, Senaolife, CHYP, CHSI, CHI, CHPT, SFD, CLPT, CHTSC, CHIEF, Unigate, SHE, CHST, HHI, IISI and UTC have been examined by the tax authorities through 2019. Income tax returns of LED has been examined by the tax authorities through 2020.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2021	2020

Net income used to compute the basic earnings per share
Net income attributable to the parent	$35,753,579	$33,406,130
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(6,258)	(7,241)

Net income used to compute the diluted earnings per share	$35,747,321	$33,398,889

Weighted Average Number of Common Stocks

(Thousand Shares)

	Year Ended December 31
	2021	2020

Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks Employee compensation	7,773	7,108

Weighted average number of common stocks used to compute the diluted earnings per share	7,765,220	7,764,555

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and take those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)

2020.09.16	2020.10.26	200.00	$199.70 (Original price$206.00)
2017.12.18	2018.10.31	50.00	$134.50 (Original price$147.00)
	2017.12.19	950.00	$128.70 (Original price$147.00)
2015.11.17	2015.10.22	2,000.00	$34.40 (Original price$43.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The Board of Directors of CHIEF resolved to issue stock options on October 26, 2020 and authorized the chairman to decide the grant date. Afterwards, the grant date was decided as November 13, 2020.

The compensation costs for stock options for the year ended December 31, 2021 and 2020 were as follows:

	Year Ended December 31
	2021	2020

Granted on November 13, 2020	$9,729	$1,297
Granted on October 31, 2018	153	312
Granted on December 19, 2017	152	226

Granted on October 22, 2015	—	—

	$10,034	$1,835

CHIEF modified the plan terms of stock options granted on November 13, 2020 in September 2021; therefore, the exercise price changed from $206.00 to $199.70 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in July 2020 and September 2021; therefore, the exercise price changed from $141.70 to $138.70 and $134.50 per share, respectively. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in July 2020 and September 2021; therefore, the exercise price changed from $135.60 to $132.70 and $128.70 per share, respectively. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the years ended December 31, 2021 and 2020 was as follows:

	Year Ended December 31, 2021
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

Employee stock options

Options outstanding at beginning of the year	200.00	$206.00	21.00	$138.70	427.50	$132.70
Options exercised	—	—	(10.50)	134.50	(213.75)	132.70
Options forfeited	(6.00)	—	—	—	(0.50)	—

Options outstanding at end of the year	194.00	199.70	10.50	134.50	213.25	128.70

Options exercisable at end of the year	—	—	—	—	213.25	128.70

	Year Ended December 31, 2020
	Granted on November 13, 2020		Granted on October 31, 2018		Granted on December 19, 2017		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

Employee stock options

Options outstanding at beginning of the year	—	$—	46.00	$141.70	897.00	$135.60	314.25	$34.40
Options granted	200.00	206.00	—	—	—	—	—	—
Options exercised	—	—	(21.00)	138.70	(448.50)	135.60	(314.25)	34.40
Options forfeited	—	—	(4.00)	—	(21.00)	—	—	—

Options outstanding at end of the year	200.00	206.00	21.00	138.70	427.50	132.70	—	—

Options exercisable at end of the year	—	—	—	—	213.75	132.70	—	—

As of December 31, 2021, information about employee stock options outstanding was as follows:

Granted on November 13, 2020
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$199.70	194.00	3.87	$199.70	—	$—

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$134.50	10.50	1.83	$134.50	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$128.70	213.25	0.96	$128.70	213.25	$128.70

As of December 31, 2021, all the stock options granted in 2015 were exercised or forfeited.

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted on November 13, 2020
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$206.00	200.00	4.87	$206.00	—	$—

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$138.70	21.00	2.83	$138.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$132.70	427.50	1.96	$132.70	213.75	$132.70

As of December 31, 2020, all the stock options granted in 2015 were exercised or forfeited.

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on November 13, 2020	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017	Stock Options Granted on October 22, 2015

Grant-date share price (NT$)	$356.00	$166.00	$95.92	$39.55
Exercise price (NT$)	$206.00	$147.00	$147.00	$43.00
Dividend yield	—	—	—	—
Risk-free interest rate	0.18%	0.72%	0.62%	0.86%
Expected life	5 years	5 years	5 years	5 years
Expected volatility	34.61%	16.60%	17.35%	21.02%
Weighted average fair value of grants (NT$)	$173,893	$33,540	$2,318	$4,863

The expected volatility for the options granted in 2020 was based on CHIEF’s average annualized historical share price volatility from June 5, 2018, CHIEF’s listing date on Taipei Exchange, to the grant date. The expected volatilities for the options granted from 2015 to 2018 were based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

b.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 and 3,500 stock options on December 20, 2019 and February 20, 2021, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price are both $19.085 per share. The options are granted to specific employees that meet the vesting conditions. The CHTSC Plan has an exercise price adjustment formula upon the changes in common stocks. The options of the CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation costs for stock options for the years ended December 31, 2021 and 2020 were as follows:

	Year Ended December 31
	2021	2020

Granted on February 20, 2021	$5,511	$—
Granted on December 20, 2019	2,923	5,743

	$8,434	$5,743

Information about CHTSC’s outstanding stock options for the years ended December 31, 2021 and 2020 was as follows:

	Year Ended December 31, 2021
	Granted on February 20, 2021		Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

Employee stock options

Options outstanding at beginning of the year	—	$—	4,328	$19.085
Options granted	3,500	19.085	—	—
Options exercised	—	—	(1,082)	19.085
Options forfeited	(176)	—	(72)	—

Options outstanding at end of the year	3,324	19.085	3,174	19.085

Options exercisable at end of the year	—	—	1,058	19.085

	Year Ended December 31, 2020
	Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)

Employee stock options

Options outstanding at beginning of the year	4,500	$19.085
Options granted	—	—
Options forfeited	(172)	—

Options outstanding at end of the year	4,328	19.085

Options exercisable at end of the year	1,082	19.085

As of December 31, 2021, information about employee stock options outstanding was as follows:

Granted on February 20, 2021
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$19.085	3,324	4.14	$19.085	—	$—

Granted on December 20, 2019
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$19.085	3,174	2.97	$19.085	1,058	$19.085

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted on December 20, 2019
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$19.085	4,328	3.97	$19.085	1,082	$19.085

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on Ferbuary 20, 2021	Stock Options Granted on December 20, 2019

Grant-date share price (NT$)	$23.76	$20.17
Exercise price (NT$)	$19.085	$19.085
Dividend yield	15.18%	12.49%
Risk-free interest rate	0.25%	0.54%
Expected life	5 years	5 years
Expected volatility	47.35%	42.41%
Weighted average fair value of grants (NT$)	$3,350	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

c.	IISI share-based compensation plan (“IISI Plan”) described as follows:

IISI issued 1,665 and 1,335 stock options in January 2014 and August 2013, respectively. Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees of IISI and its subsidiaries that meet the vesting conditions. The options of the IISI Plan are valid for seven years and the graded vesting schedule will vest at certain percentages starting from two years after the grant date. The exercise price of the original options is $14 per share. After the options are issued, if the common stocks of IISI change, the exercise price of the options should be adjusted according to the prescribed formula.

No compensation cost of stock options granted was recognized for the year ended December 31, 2021 and the six months ended December 31, 2020.

Information about IISI’s outstanding stock options for the years ended December 31, 2021 and 2020 was as follows:

	Year Ended December 31, 2021
	Granted in January 2014
	Number of Options	Weighted Average Exercise Price (NT$)

Employee stock options

Options outstanding at beginning of the year	530.00	$14.00
Options exercised	(261.00)	14.00
Options forfeited	(269.00)	—

Options outstanding at end of the year	—	—

Options exercisable at end of the year	—	—

	Year Ended December 31, 2020
	Granted in January 2014		Granted in August 2013
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

Employee stock options

Options outstanding at beginning of the year	—	$—	—	$—
Options outstanding upon the date of business combination	580.00	14.00	1,022.96	14.00
Options exercised	(50.00)	14.00	(432.50)	14.00
Options forfeited	—	—	(590.46)	—

Options outstanding at end of the year	530.00	14.00	—	—

Options exercisable at end of the year	530.00	14.00	—	—

As of December 31, 2021, all the stock options granted in 2014 and 2013 were exercised or forfeited.

As of December 31, 2020, information about employee stock options outstanding was as follows:

Granted in January 2014
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$14.00	530.00	0.04	$14.00	530.00	$14.00

As of December 31, 2020, the options granted to employees in 2013 have been fully exercised or forfeited.

IISI used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted in January 2014	Stock Options Granted in August 2013

Grant-date share price (NT$)	$14.51	$12.51
Exercise price (NT$)	$14.00	$14.00
Dividend yield	6%	6%
Risk-free interest rate	1.16%-1.32%	1.20%-1.39%
Expected life	4.5-5.5 years	4.5-5.5 years
Expected volatility	35.28%-35.97%	36.01%-36.62%
Weighted average fair value of grants (NT$)	$2,345	$1,670

Expected volatility was based on the average annualized historical share price volatility of IISI’s comparable companies before the grant date.

d.	CLPT share-based compensation plan (“CLPT Plan”) described as follows:

The Board of Directors of CLPT resolved to issue 690 stock options on February 26, 2021. Each option is eligible to subscribe for one thousand common stocks when exercisable and the exercise price is $15.90 per share (original price is $16.87 per share). The options are granted to specific employees that meet the vesting conditions. The CLPT Plan has an exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of the CLPT Plan are valid for four years and the graded vesting schedule will vest two years after the grant date.

The compensation cost was $903 thousand for the year ended December 31, 2021.

CLPT modified the plan terms of stock options granted on February 26, 2021 in September 2021; therefore, the exercise price changed from $16.87 to $15.90 per share. The modification did not cause any incremental fair value granted.

Information about CLPT’s outstanding stock options for the year ended December 31, 2021 was as follows:

	Year Ended December 31, 2021
	Granted on February 26, 2021
	Number of Options	Weighted Average Exercise Price (NT$)

Employee stock options

Options outstanding at beginning of the year	—	$—
Options granted	690	16.87
Options forfeited	(140)	—

Options outstanding at end of the year	550	15.90

Options exercisable at end of the year	—	—

As of December 31, 2021, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)

$15.90	550	3.16	$15.90	—	$—

CLPT used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on February 26, 2021

Grant-date share price (NT$)	$17.63
Exercise price (NT$)	$16.87
Dividend yield	—
Risk-free interest rate	0.31%
Expected life	4 years
Expected volatility	35.22%
Weighted average fair value of grants (NT$)	$4,750

Expected volatility was based on the average annualized historical share price volatility of CLPT’s comparable companies before the grant date.

35.	CASH FLOW INFORMATION

Except for those disclosed in other notes, the Company entered into the following non-cash investing and financing activities:

	Year Ended December 31
Investing activities	2021	2020

Increase in property, plant and equipment	$35,613,438	$25,194,727
Changes in other payables	(280,410)	(1,683,907)

Acquisition of property, plant and equipment	$35,333,028	$23,510,820

Increase in investment properties	$146	$1,359,502
Trade-in investment properties from asset exchange transaction (Note 15)	—	(1,305,067)

Acquisition of investment properties	$146	$54,435

Increase in intangible assets	$255,852	$48,605,187
Changes in other assets	—	(1,000,000)

Acquisition of intangible assets	$255,852	$47,605,187

Disposal of property, plant and equipment	$30,387	$307,190
Gain (loss) on disposal of property, plant and equipment	(3,349)	1,427,984
Trade-in investment properties from asset exchange transaction (Note 15)	—	(1,305,067)
Changes in other payables	—	(79,986)
Changes in other current monetary assets	—	(31,032)

Proceeds from disposal of property, plant and equipment	$27,038	$319,089

(Continued)

	Year Ended December 31
Investing activities	2021	2020

Disposal of financial assets at fair value through other comprehensive income	$2,704,608	$567,797
Changes in other current monetary assets	270,321	(270,321)
Reclassified to investment accounted for using equity method	(63,359)	—

Proceeds from disposal of financial assets at fair value through other comprehensive income	$2,911,570	$297,476

(Concluded)

Financing Activities

	Balance on January 1, 2021	Cash Flows from Financing Activities	Changes in Non-Cash Transactions		Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2021
			New Leases	Others

Lease liabilities	$9,596,667	$(3,728,949)	$4,669,219	$(195,711)	$(68,973)	$10,272,253

	Balance on January 1, 2020	Cash Flows from Financing Activities	Changes in Non-Cash Transactions			Cash Flows from Operation Activities - Interest Paid	Balance on December 31, 2020
			New Leases	Acquired by Business Combination (Note 13)	Others

Lease liabilities	$9,758,138	$(3,683,204)	$3,796,370	$70,905	$(265,888)	$(79,654)	$9,596,667

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital. According to the management’s suggestions, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and issuing new debt or repaying debt.

37.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except those listed in the table below, the Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated.

	December 31
	2021		2020
	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial liabilities

Financial liabilities measured at amortized cost
Bonds payable	$26,976,675	$27,082,090	$19,980,272	$20,078,098

The fair value of bonds payable is measured using Level 2 inputs. The valuation of fair value is based on the quoted market prices provided by third party pricing services.

b.	Financial instruments that are measured at fair value on a recurring basis

December 31, 2021

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Listed stocks	$2,566	$—	$—	$2,566
Non-listed stocks	—	—	884,670	884,670
Limited partnership	—	—	24,105	24,105

	$2,566	$—	$908,775	$911,341

(Continued)

	Level 1	Level 2	Level 3	Total

Financial assets at FVOCI
Listed stocks	$458,582	$—	$—	$458,582
Non-listed stocks	—	—	3,157,306	3,157,306

	$458,582	$—	$3,157,306	$3,615,888

Financial liabilities at FVTPL
Derivatives	$—	$6,180	$—	$6,180

Hedging financial liabilities	$—	$8,286	$—	$8,286

(Concluded)

December 31, 2020

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivatives	$—	$2,271	$—	$2,271
Listed stocks	7,626	—	—	7,626
Non-listed stocks	—	—	677,202	677,202

	$7,626	$2,271	$677,202	$687,099

Hedging financial assets	$—	$1,752	$—	$1,752

Financial assets at FVOCI
Listed stocks	$2,754,175	$—	$—	$2,754,175
Non-listed stocks	—	—	4,438,999	4,438,999

	$2,754,175	$—	$4,438,999	$7,193,174

Financial liabilities at FVTPL
Derivatives	$—	$143	$—	$143

There were no transfers between Levels 1 and 2 for the years ended December 31, 2021 and 2020.

The reconciliations for financial assets measured at Level 3 were listed below:

2021

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total

Balance on January 1, 2021	$677,202	$4,438,999	$5,116,201
Acquisition	25,000	81,000	106,000
Disposal	—	(5,681)	(5,681)

(Continued)

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total

Reclassified to investments accounted for using equity method	$—	$(63,359)	$(63,359)
Recognized in profit or loss under “Other gains and losses”	250,973	—	250,973
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(1,293,653)	(1,293,653)
Proceeds from return of capital due to capital reduction from investees	(44,400)	—	(44,400)

Balance on December 31, 2021	$908,775	$3,157,306	$4,066,081

Unrealized gain in 2021	$232,377

(Concluded)

2020

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total

Balance on January 1, 2020	$778,105	$4,815,301	$5,593,406
Reclassified from investments accounted for using equity method	—	1,853	1,853
Recognized in profit or loss under “Other gains and losses”	(100,903)	—	(100,903)
Recognized in other comprehensive income under “Unrealized gain or loss on financial assets at fair value through other comprehensive income”	—	(378,155)	(378,155)

Balance on December 31, 2020	$677,202	$4,438,999	$5,116,201

Unrealized loss in 2020	$(100,903)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active markets, using the income approach, in which the discounted cash flow is used to capture the present value of the expected future economic benefits to be derived from the ownership of these investees, or using assets approach. The Company originally used the market approach to measure the fair value of its investment in Taipei Financial Center Corp.; however, as the stock market was impacted by COVID-19 pandemic, the multiples of the referenced companies were changed significantly. With continuing impact of COVID-19 pandemic, the Company evaluated that the income approach, instead of the former market approach, would better reflect the future cash flows of Taipei Financial Center Corp. Therefore, the Company changed its valuation technique to the income approach starting from the second quarter of 2021. The significant unobservable inputs used were listed in the below table. An increase in growth rate of long-term revenue, a decrease in discount for the lack of marketability or noncontrolling interests discount, or a decrease in the weighted average cost of capital (“WACC”) would result in increases in the fair values.

	December 31
	2021	2020

Discount for lack of marketability	16.05%-20.00%	14.73%-20.00%
Noncontrolling interests discount	17.29%-25.00%	17.29%-25.00%
Growth rate of long-term revenue	0.19%	—
WACC	8.50%	—

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase (decrease) as below table.

	December 31
	2021	2020

Discount for lack of marketability
5% increase	$(31,655)	$(319,758)

5% decrease	$31,655	$319,758

Noncontrolling interests discount
5% increase	$(18,998)	$(47,018)

5% decrease	$18,998	$47,018

Long-term revenue growth rates
0.1% increase	$25,190	$—

0.1% decrease	$(24,733)	$—

WACC
1% increase	$(287,845)	$—

1% decrease	$350,328	$—

Categories of Financial Instruments

	December 31
	2021	2020

Financial assets

Measured at FVTPL
Mandatorily measured at FVTPL	$911,341	$687,099
Hedging financial assets	—	1,752
Financial assets at amortized cost (Note a)	71,799,195	62,405,714
Financial assets at FVOCI	3,615,888	7,193,174

(Continued)

	December 31
	2021	2020

Financial liabilities

Measured at FVTPL
Held for trading	$6,180	$143
Hedging financial liabilities	8,286	—
Measured at amortized cost (Note b)	64,746,363	62,557,414

(Concluded)

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:

The balances included short-term loans, short-term bills payable, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits, bonds payable and long-term loans (included current portion) which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans, short-term bills payable and bonds payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	December 31
	2021	2020

Assets
USD	$2,009,607	$2,710,705
EUR	48,962	14,957
SGD	259,571	169,747
JPY	37,123	22,289
RMB	88,654	29,742
HKD	69,776	69,321
Liabilities
USD	889,578	767,553
EUR	861,481	957,257
SGD	1,964,490	1,049,225
JPY	12,662	9,683
RMB	38,521	201
HKD	15,792	7,665

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	December 31
	2021	2020

Assets
USD	$—	$121
EUR	—	3,902
Liabilities
USD	—	143
EUR	14,466	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY, RMB and HKD as listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2021	2020

Profit or loss
Monetary assets and liabilities (a)
USD	$56,001	$97,158
EUR	(40,626)	(47,115)
SGD	(85,246)	(43,974)
JPY	1,223	630
RMB	2,507	1,477
HKD	2,699	3,083
Derivatives (b)
USD	—	(19,224)
EUR	12,528	2,627
Equity
Derivatives (c)
EUR	10,962	10,210

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.
b)	This is mainly attributable to forward exchange contracts.
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	December 31
	2021	2020

Fair value interest rate risk
Financial assets	$27,670,982	$24,217,959
Financial liabilities	37,248,928	36,576,137
Cash flow interest rate risk
Financial assets	14,171,472	9,306,397
Financial liabilities	1,665,000	1,667,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $31,266 thousand and $19,098 thousand for the years ended December 31, 2021 and 2020, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets, short-term and long-term loans.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $45,567 thousand and $180,794 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the year ended December 31, 2021. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $34,241 thousand and $359,659 thousand, respectively, as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the year ended December 31, 2020.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in the consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

December 31, 2021

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total

Non-derivative financial liabilities
Non-interest bearing	—	$40,894,077	$—	$1,997,277	$5,336,343	$—	$48,227,697
Floating interest rate instruments	0.95	—	15,000	50,000	1,600,000	—	1,665,000
Fixed interest rate instruments	0.51	—	—	—	10,700,000	16,300,000	27,000,000

		$40,894,077	$15,000	$2,047,277	$17,636,343	$16,300,000	$76,892,697

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Lease liabilities	$3,227,909	$4,125,893	$1,808,056	$1,243,987	$10,405,845

December 31, 2020

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More than 5 Years	Total

Non-derivative financial liabilities
Non-interest bearing	—	$37,748,572	$—	$2,476,148	$4,826,679	$—	$45,051,399
Floating interest rate instruments	0.78	—	7,000	1,660,000	—	—	1,667,000
Fixed interest rate instruments	0.50	7,000,000	—	—	8,800,000	11,200,000	27,000,000

		$44,748,572	$7,000	$4,136,148	$13,626,679	$11,200,000	$73,718,399

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total

Lease liabilities	$3,396,908	$4,239,587	$1,691,426	$409,067	$9,736,988

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

December 31, 2021

Gross settled

Forward exchange contracts
Inflow	$—	$470,395	$—	$—	$470,395
Outflow	—	484,861	—	—	484,861

	$—	$(14,466)	$—	$—	$(14,466)

December 31, 2020

Gross settled

Forward exchange contracts
Inflow	$—	$634,676	$—	$—	$634,676
Outflow	—	630,796	—	—	630,796

	$—	$3,880	$—	$—	$3,880

2)	Financing facilities

	December 31
	2021	2020

Facilities of unsecured bank loan and commercial paper payable
Amount used	$65,000	$7,067,800
Amount unused	61,620,489	59,277,690

	$61,685,489	$66,345,490

Secured bank loan facility
Amount used	$1,600,000	$1,600,000
Amount unused	—	20,000

	$1,600,000	$1,620,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. Except for those disclosed in other notes or this note, the transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate (Note 1)
Taiwan International Ports Logistics Corporation	Associate
International Integrated Systems, Inc.	Subsidiary (Note 2)
Senao Networks, Inc.	Associate
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
CHT Infinity Singapore Pte. Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate (Note 3)
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate

(Continued)

Company	Relationship

Next Commercial Bank Co., Ltd.	Associate
WiAdvance Technology Corporation	Associate
AgriTalk Technology Inc.	Associate (Note 4)
Imedtac Co., Ltd.	Associate (Note 4)
Chunghwa SEA Holdings	Joint venture
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Divine Fine Foods & Wine Inc.	Chairman of Divine Fine Foods & Wine Inc. and SENAO’s chief executive officer are members of an immediate family (Note 5)
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT
Advantech Co., Ltd.	Investor of significant influence over IISI
Chunghwa Post Co., Ltd.	Government-related entity as Chunghwa Telecom

(Concluded)

Note 1:

UUPON was previously an associate. As the Company did not participate in the capital increase of UUPON in October 2020; therefore, the Company lost its significant influence over UUPON. Since then, UUPON was no longer a related party of the Company. Please refer to Note 14.

Note 2:

IISI was an associate and has become a subsidiary starting from July 1, 2020 (“acquisition date”). Please refer to Note 13. All transactions within the Company were eliminated upon consolidation since the acquisition date.

Note 3:	ADT completed its liquidation in August 2021. Please refer to Note 14.

Note 4:

ATT and IME were previously treated as financial assets at FVOCI. As the Company acquired seats in the Board of Directors of each company and has significant influence over ATT and IME in July and August 2021, respectively, these investments are reclassified as associates. Please refer to Note 14.

Note 5:	Divine Fine Foods & Wine Inc. replaced its responsible persons in October 2021. Since then, Divine Fine Foods & Wine Inc. is no longer a related party of the Company.

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2021	2020

Associates	$499,321	$1,507,867
Others	54,453	66,612

	$553,774	$1,574,479

	Operating Costs and Expenses
	Year Ended December 31
	2021	2020

Associates	$852,909	$715,405
Others	73,825	67,612

	$926,734	$783,017

2)	Non-operating transactions

	Non-operating Income and Expenses
	Year Ended December 31
	2021	2020

Associates	$38,192	$36,716
Others	2,936	3,590

	$41,128	$40,306

3)	Receivables

	December 31
	2021	2020

Associates	$34,864	$228,879
Others	6,664	1,817

	$41,528	$230,696

4)	Contract liabilities-current

	December 31
	2021	2020

Associates	$—	$182,857

5)	Payables

	December 31
	2021	2020

Associates	$385,327	$642,489
Others	6,031	3,455

	$391,358	$645,944

6)	Customers’ deposits

	December 31
	2021	2020

Associates	$16,120	$4,626

7)	Acquisition of property, plant and equipment

	Year Ended December 31
	2021	2020

Associates	$397,884	$375,469

8)	Disposal of property, plant and equipment and investment properties

	Proceeds		Gain on Disposal
	Year Ended December 31		Year Ended December 31
	2021	2020	2021	2020

Associates	$9,800	$—	$1,628	$—
Others (Chunghwa Post Co., Ltd.)	—	385,760	—	310,205

	$9,800	$385,760	$1,628	$310,205

9)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SGD 260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011. As ST-2 satellite is in good operating condition, the useful life is extended for another 3 years and 3 months after evaluation. The Board of Directors of Chunghwa approved to extend the lease period accordingly with the original contract terms in December 2021; therefore, Chunghwa acquired right-of-use asset of $1,124,780 thousand from the aforementioned lease extension.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	December 31
	2021	2020

Lease liabilities - current	$173,306	$182,187
Lease liabilities - noncurrent	1,740,557	816,610

	$1,913,863	$998,797

The interest expense recognized for the aforementioned lease liabilities for the years ended December 31, 2021 and 2020 were $7,420 thousand and $8,895 thousand, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Year Ended December 31
	2021	2020

Short-term employee benefits	$320,619	$290,106
Post-employment benefits	7,568	10,392
Share-based payment	1,648	333

	$329,835	$300,831

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performances and market trends.

39.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans, custom duties of the imported materials, and warranties of contract performance as well as the bank deposits for the restricted purpose in accordance with The Management, Utilization, and Taxation of Repatriated Offshore Funds Act.

	December 31
	2021	2020

Property, plant and equipment	$2,432,296	$2,461,810
Land held under development (included in inventories)	—	1,998,733
Restricted assets (included in other assets - others)	163,012	209,638

	$2,595,308	$4,670,181

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of December 31, 2021 were as follows:

a.	Acquisitions of land and buildings of $571,610 thousand.

b.	Acquisitions of telecommunications-related inventory and equipment of $21,629,594 thousand.

c.	Unused letters of credit amounting to $10,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other financial assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or the capital adequacy ratio of NCB cannot meet the related regulation requirements, Chunghwa will provide financial support to assist NCB in maintaining a healthy financial condition.

f.

Chunghwa’s Board of Directors approved the acquisition of the 900MHz frequency band and equipment from Asia Pacific Telecom Co., Ltd. in November 2021. The transaction amount is expected to be in the range from $1,626,000 thousand to $2,081,000 thousand; however, the actual amount will be determined according to the approval date of the related authority and mutual negotiations.

41.	SIGNIFICANT SUBSEQUENT EVENTS

a.

Chunghwa’s Board of Directors approved the issuance of unsecured domestic bonds in January 2022. The total amount of the bonds will not exceed $10,000,000 thousand and the issuance period will not exceed 10 years. The bonds could be issued at a one-time basis or separately.

b.	Chunghwa’s Board of Directors approved an investment in Taiwania Capital Buffalo Fund VI, L.P. at the amount of $600,000 thousand in January 2022.

c.	Chunghwa launched its organizational transformation based on customer-centric structure effective from January 2022.

42.	OTHER MATTERS

The Company has assessed the economic impact of COVID-19 pandemic and determined that there were no significant impacts on the Company’s consolidated financial statements as of the date the consolidated financial statements were authorized for issue. The Company will continue to monitor developments of the pandemic and assess the related impacts.

43.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of foreign currencies other than the functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency of the consolidated financial statements, which is the NTD:

	December 31, 2021
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Assets denominated in foreign currencies

Monetary items
USD	$72,601	27.68	$2,009,607
EUR	1,563	31.32	48,962
SGD	12,687	20.46	259,571
JPY	154,358	0.241	37,123
RMB	20,408	4.344	88,654
HKD	19,661	3.549	69,776
Non-monetary items
Investments accounted for using equity method
SGD	25,326	20.46	518,165
VND	374,139,749	0.0012	447,097

Liabilities denominated in foreign currencies

Monetary items
USD	32,138	27.68	889,578
EUR	27,506	31.32	861,481
SGD	96,016	20.46	1,964,490
JPY	52,648	0.241	12,662
RMB	8,868	4.344	38,521
HKD	4,450	3.549	15,792

	December 31, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Assets denominated in foreign currencies

Monetary items
USD	$95,179	28.48	$2,710,705
EUR	427	35.02	14,957
SGD	7,873	21.56	169,747

(Continued)

	December 31, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

JPY	$80,671	0.276	$22,289
RMB	6,795	4.377	29,742
HKD	18,873	3.673	69,321
Non-monetary items
Investments accounted for using equity method
SGD	22,646	21.56	488,257
VND	327,497,036	0.0011	363,522

Liabilities denominated in foreign currencies

Monetary items
USD	26,951	28.48	767,553
EUR	27,335	35.02	957,257
SGD	48,665	21.56	1,049,225
JPY	35,044	0.276	9,683
RMB	46	4.377	201
HKD	2,087	3.673	7,665

(Concluded)

The unrealized foreign currency exchange gains and losses were gain of $113,174 thousand and loss of $17,036 thousand for the years ended December 31, 2021 and 2020, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

44.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries, associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired or disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investments in Mainland China): Please see Table 7.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 37.

k.	Investments in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transactions: Please see Table 9.

m.	Information of main stakeholders: Please see Table 10.

45.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to the CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

The accounting policies of the operating segments are the same as those described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Year ended December 31, 2021

Revenues
From external customers	$64,780,559	$95,248,723	$33,081,758	$9,096,109	$8,270,799	$210,477,948
Intersegment revenues	17,429,630	1,588,401	3,868,755	2,009,110	6,260,448	31,156,344

Segment revenues	$82,210,189	$96,837,124	$36,950,513	$11,105,219	$14,531,247	241,634,292

Intersegment elimination						(31,156,344)

Consolidated revenues						$210,477,948

Segment operating costs and expenses	$51,013,128	$74,973,470	$14,150,213	$8,408,772	$16,633,133	$165,178,716

Segment income (loss) before income tax	$26,141,879	$6,361,824	$14,512,065	$1,164,807	$(2,113,951)	$46,066,624

Year ended December 31, 2020

Revenues
From external customers	$69,469,212	$90,229,818	$32,115,110	$8,695,238	$7,099,620	$207,608,998
Intersegment revenues	15,929,871	1,536,283	3,966,461	1,875,372	5,369,325	28,677,312

Segment revenues	$85,399,083	$91,766,101	$36,081,571	$10,570,610	$12,468,945	236,286,310

Intersegment elimination						(28,677,312)

Consolidated revenues						$207,608,998

Segment operating costs and expenses	$59,371,277	$69,211,073	$15,240,814	$8,572,822	$14,446,532	$166,842,518

Segment income (loss) before income tax	$22,504,443	$8,777,385	$13,119,611	$829,271	$(2,399,739)	$42,830,971

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Year ended December 31, 2021

Share of profits of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$421,640	$421,640

Interest income	$6,792	$3,648	$13,135	$5,251	$65,858	$94,684

Interest expenses	$3,547	$47,506	$995	$7,998	$158,125	$218,171

Depreciation and amortization	$13,977,714	$20,313,116	$2,471,495	$1,417,242	$1,036,547	$39,216,114

Capital expenditure	$13,299,389	$16,808,936	$2,942,730	$444,754	$1,837,219	$35,333,028

Impairment loss on right-of-use assets	$—	$—	$—	$420,590	$—	$420,590

Reversal of impairment loss on investment properties	$83,429	$—	$—	$—	$—	$83,429

Impairment loss on intangible assets	$—	$28,901	$—	$—	$—	$28,901

Year ended December 31, 2020
Share of profits of associates and joint ventures accounted for using equity method	$—	$—	$—	$—	$242,745	$242,745

Interest income	$13,151	$5,328	$16,930	$21,785	$58,728	$115,922

Interest expenses	$6,060	$55,761	$856	$9,535	$133,851	$206,063

Depreciation and amortization	$14,249,950	$17,799,875	$2,668,740	$1,450,423	$969,584	$37,138,572

Capital expenditure	$11,482,779	$8,827,322	$1,397,399	$779,160	$1,024,160	$23,510,820

Gain (loss) on disposal of property, plant and equipment	$1,442,401	$(3,527)	$140	$(30)	$(11,000)	$1,427,984

Gain on disposal of investment properties	$151,357	$—	$—	$—	$—	$151,357

Reversal of impairment loss on investment properties	$27,066	$—	$—	$—	$—	$27,066

Impairment loss on intangible assets	$—	$9,303	$—	$—	$—	$9,303

Main Products and Service Revenues

	Year Ended December 31
	2021	2020

Mobile services revenue	$58,047,852	$56,724,433
Sales of products	42,907,116	39,390,716
Local telephone and domestic long distance telephone services revenue	25,703,655	26,474,747
Broadband access and domestic leased line services revenue	23,012,443	22,420,164
Data communications internet services revenue	22,281,459	21,446,960
International network and leased line services revenue	4,366,820	3,884,182
Others	34,158,603	37,267,796

	$210,477,948	$207,608,998

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues was as follows:

	Year Ended December 31
	2021	2020

Taiwan, ROC	$204,472,965	$200,881,289
Overseas	6,004,983	6,727,709

	$210,477,948	$207,608,998

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Japan and Thailand for $3,234,183 thousand and $3,745,552 thousand at December 31, 2021 and 2020, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

Major Customers

As of December 31, 2021, and 2020, the Company did not have any single customer whose revenue exceeded 10% of the total revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)

1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$613,023	$300,000	$300,000	$300,000	$—	4.89	$3,065,115	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	613,023	200,000	200,000	200,000	—	3.26	3,065,115	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves jointly and severally guarantee for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2021				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value

Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$2,911,585	12	$2,911,585	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	236,672	4	236,672	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	15,475	17	15,475	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	3,917	2	3,917	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,197	2	4,197	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	555,600	647,998	13	647,998	—
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	123,432	19.9	123,432	—

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	9,456	9	9,456	—
	UUPON Inc.	—	Financial assets at FVOCI	109	349	2	349	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	284	10	284	—
	WPG Holdings Limited	—	Financial assets at FVTPL - current	9	444	—	444	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	2,102	104,154	—	104,154	Note 2
	Taichung Commercial Bank Co., Ltd.	—	Financial assets at FVTPL - current	175	2,122	—	2,122	Note 2
	WT Microelectronics Co., Ltd.	—	Financial assets at FVOCI	294	14,391	—	14,391	Note 2

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	88,611	11	88,611	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,000	100,000	7	100,000	Note 2

	Limited partnership
	Taiwania Capital Buffalo Fund V, L.P.	—	Financial assets at FVTPL - noncurrent	—	24,105	3	24,105	—

	Stocks
	PChome Online Inc.	—	Financial assets at FVOCI	1,875	240,037	1	240,037	Note 2

Note 1:	Showed at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on December 30, 2021.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition		Disposal					Ending Balance
					Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value		Gain on Disposal	Shares (Thousands/ Thousand Units)	Amount

Chunghwa Telecom Co., Ltd.	Stocks
	China Airlines, Ltd.	Financial assets at FVOCI	—	—	216,639	$2,541,176 (Note	)	—	$—	216,639	$2,635,568	$2,541,176 (Note	)	$94,392	—	$—

Chunghwa Investment Co., Ltd.	Stocks

	PChome Online Inc.	Financial assets at FVOCI	—	—	—	—		1,875	200,000	—	—	—		—	1,875	200,000 (Note	)

Note:	Showing at their original investment amounts without adjustments for fair values.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount

Chunghwa Telecom Co., Ltd.	Land	2021.08.05	$564,988	Fully paid	Taipei City Government	—	Not applicable	Not applicable	Not applicable	Not applicable	According to appraisal report	Operating purpose	—
Chunghwa Precision Test Tech. Co., Ltd.	Land	2021.01.18	534,030	The first installment $80,104 thousand was paid.	Taiwan Powder Technologies Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	According to appraisal report	Space requirements for future business expansion and operational considerations	—

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchases/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$5,671,851	3	30 days	$—	—	$1,145,964	5
			Purchase	728,889	1	30~90 days	—	—	(831,921)	(5)
	Aval Technologies Co., Ltd.	Subsidiary	Purchase	437,450	—	30 days	—	—	(70,101)	—
	CHIEF Telecom Inc.	Subsidiary	Sales	496,173	—	30 days	—	—	53,590	—
			Purchase	101,698	—	60 days	—	—	(11,678)	—
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	1,420,111	1	30 days	—	—	(406,770)	(2)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Subsidiary	Purchase	105,356	—	30 days	—	—	(37,752)	—
	Honghwa International Co., Ltd.	Subsidiary	Sales	175,966	—	30~60 days	—	—	58,384	—
			Purchase	6,123,929	5	30~60 days	—	—	(901,629)	(5)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	180,361	—	30 days	—	—	51,551	—
			Purchase	465,949	—	90 days	—	—	(194,142)	(1)
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	303,822	—	90 days	—	—	(33,605)	—
	CHT Security Co., Ltd.	Subsidiary	Purchase	364,049	—	30 days	—	—	(114,134)	(1)
	Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Purchase	155,444	—	30 days	—	—	(39,984)	—
	International Integrated Systems, Inc.	Subsidiary	Purchase	385,266	—	30 days	—	—	(111,594)	(1)
	Senyoung Insurance Agent Co., Ltd.	Subsidiary	Sales	126,146	—	90 days	—	—	57,783	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	571,076	1	30~90 days	—	—	(232,041)	(1)
	Next Commercial Bank Co., Ltd.	Associate	Sales	259,822	—	30~60 days	—	—	2,845	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,969,353	19	30~90 days	—	—	831,709	44
			Purchase	5,515,088	20	30 days	—	—	(1,109,885)	(38)
	Aval Technologies Co., Ltd.	Subsidiary	Sales	351,228	1	60 days	—	—	64,646	3
			Purchase	275,666	1	30 days	—	—	(2,212)	—
CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	259,125	9	60 days	—	—	7,647	4
			Purchase	480,123	32	30 days	—	—	(53,590)	(46)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,808,904	80	30 days	—	—	403,712	69
	WiAdvance Technology Corporation	Associate of parent company	Purchase	125,825	9	60 days	—	—	(125)	—
CHYP Multimedia Marketing & Communications Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	105,356	25	30 days	—	—	33,790	54
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	6,250,502	99	30~60 days	—	—	901,146	98
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	465,949	42	90 days	—	—	194,142	51
			Purchase	180,361	16	30 days	—	—	(51,551)	(41)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	303,822	52	90 days	—	—	33,605	47
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	155,444	10	30 days	—	—	39,984	11
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	393,546	35	30 days	—	—	114,142	43
International Integrated Systems, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	385,266	12	30 days	—	—	80,593	19
Aval Technologies Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	437,450	1	30 days	—	—	70,101	4
	Youth Co., Ltd.	Fellow subsidiary	Sales	144,579	—	30 days	—	—	9,996	1
	ISPOT Co., Ltd.	Fellow subsidiary	Sales	104,713	—	30 days	—	—	12,813	1
Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	172,166	62	30~90 days	—	—	59,023	100
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	Sales	143,029	3	90 days	—	—	68,603	7

Note 1:	Purchases include costs to acquire services.

Note 2:

The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:

Transaction terms with related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5:	All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$1,305,396 (Note 2)	11.25	$—	—	$1,291,542	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	983,033 (Note 2)	7.53	—	—	10,438	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	403,712 (Note 2)	4.85	—	—	278,110	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	901,146 (Note 2)	7.89	—	—	220,914	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	194,142 (Note 2)	2.80	—	—	123,839	—
CHT Security Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	114,142 (Note 2)	3.51	—	—	87,716	—
Chunghwa Precision Test Tech. Co., Ltd.	Su Zhou Precision Test Tech. Ltd.	Subsidiary	68,603 (Note 2)	2.92	—	—	7,970	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable in calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2021
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2021	December 31, 2020	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,683,237	$596,948	$158,643	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,856,921	33,891	17,331	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	691,163	1,567,453	178,590	100	613,536	(27,982)	(27,982)	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	1,057,720	188,941	188,800	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	716,992	28,638	3,585	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	56	1,845,072	686,567	397,403	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,202,188	296,371	263,916	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	153,582	(5,412)	(5,412)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services, etc.	180,000	180,000	18,000	100	624,218	358,766	338,750	Subsidiary (Note 5)
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	201,424	22,313	22,647	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services	148,275	148,275	—	100	97,014	(1,201)	(1,201)	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	464,281	73,251	73,638	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	77	375,827	167,194	130,861	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	99,853	3,835	3,835	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	62,209	62,209	8,251	56	143,613	47,311	26,513	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	121,879	3,046	4,962	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	79,876	17,949	11,557	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	98,852	21,693	21,693	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(4,908)	(3,615)	131	Subsidiary (Note 5)
	International Integrated Systems, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	517,423	517,423	37,211	51	586,133	152,890	48,312	Subsidiary (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2021			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2021	December 31, 2020	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	$—	30	$447,097	$271,072	$80,881	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	347,269	368,779	158,100	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	157,524	(17,884)	(5,365)	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	217,021	(34,418)	(10,325)	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Design and sale of digital map, technical support for computer peripherals device, design and development of system programming projects	66,684	66,684	9,557	23	258,943	45,965	11,028	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	70,121	53,228	14,196	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	—	60,000	—	—	—	—	—	Associate (Note 6)
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	222,491	59,270	29,635	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	6,588	1,081	530	Associate
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	4,190,000	4,190,000	419,000	42	3,592,054	(445,665)	(184,822)	Associate
	Chunghwa SEA Holdings	Taiwan	Investment business	10,200	10,200	1,020	51	9,932	(525)	(268)	Joint venture
	WiAdvance Technology Corporation	Taiwan	Software solution integration	273,800	—	3,700	20	253,873	(75,184)	(20,414)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	1,077,604	449,270	151,821	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,046,143	2,253,828	31,875	100	32,968	(3,829)	(3,829)	Subsidiary (Note 5)
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	427,850	427,850	14,752	96	196,426	1,860	(35,550)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	10,840	100	119,614	9,112	9,106	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	99,817	36,097	36,085	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	1,079	99	99	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	83,782	7,380	7,380	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	518,165	503,532	191,342	Associate
	CHT Infinity Singapore Pte. Ltd.	Singapore	Investment business	55,720	—	2,000	40	54,952	(1,034)	(413)	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,584,235	891,760	305,428	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	91,047	686,567	20,254	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,505	596,948	2,314	Associate (Note 5)
	AgriTalk Technology Inc.	Taiwan	Providing smart agricultural solutions, scientific agricultural product, biological inhibitor, and biochips	33,000	—	1,650	17	17,637	(5,791)	(872)	Associate (Note 7)
	Imedtac Co., Ltd.	Taiwan	Providing medical AIoT solution, biomedical engineering services, and sales of medical device as an agent	48,000	—	960	7	44,565	(3,110)	955	Associate (Note 8)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2021			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
Investor Company	Investee Company	Location	Main Businesses and Products	December 31, 2021	December 31, 2020	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$74,192	$12,636	2,600	100	$85,223	$1,164	$1,164	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,263	118	118	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	173,649	116,790	5,700	100	155,985	8,165	8,882	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	153,582	(5,412)	(5,412)	Subsidiary (Note 5)
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,060,467	2,248,963	80,440	100	30,845	(3,834)	(3,834)	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	11,903	1,533	1,341	Subsidiary (Note 5)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	17,624	(331)	(521)	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	3,305	100	39,440	5,964	5,964	Subsidiary (Note 5)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	29,500	29,500	2,950	100	23,489	(2,697)	(2,697)	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,154	49	36,938	12,527	5,631	Associate
International Integrated Systems, Inc.	Infoexplorer International Co., Ltd.	Samoa	Investment	24,806	24,806	795	100	26,084	(177)	(177)	Subsidiary (Note 5)
	IISI Investment Co., Ltd.	Mauritius	Investment	81,302	81,302	244	100	24,724	(975)	(975)	Subsidiary (Note 5)
	Unitronics Technology Corp.	Taiwan	Development and maintenance of information system	55,569	55,569	5,065	99.96	76,791	9,991	9,988	Subsidiary (Note 5)
Infoexplorer International Co., Ltd.	International Integrated Systems (Hong Kong) Limited	Hong Kong	Investment and engaging in technical consulting service	24,336	24,336	780	100	26,078	(176)	(176)	Subsidiary (Note 5)
IISI Investment Co., Ltd.	Leading Tech Co., Ltd.	Mauritius	Investment	65,374	65,374	316	100	15,548	90	90	Subsidiary (Note 5)
Leading Tech Co., Ltd.	Leading Systems Co., Ltd.	Mauritius	Investment	100,693	100,693	300	100	10,833	90	90	Subsidiary (Note 5)

Note 1:	The amounts were based on audited financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investments in mainland China are included in Table 8.

Note 5:	The amount was eliminated upon consolidation.

Note 6:	Alliance Digital Tech Co., Ltd. completed its liquidation in August 2021.

Note 7:	AgriTalk Technology Inc. was reclassified from financial asset at FVOCI to associate in July 2021.

Note 8:	Imedtac Co., Ltd. was reclassified from financial asset at FVOCI to associate in August 2021.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENTS IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

				Accumulated	Investment Flows		Accumulated					Accumulated
Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Outflow of Investment from Taiwan as of January 1, 2021	Outflow	Inflow	Outflow of Investment from Taiwan as of December 31, 2021	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of December 31, 2021	Inward Remittance of Earnings as of December 31, 2021	Note

Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$191,147	$882,023	$—	100	$—	$—	$—	Notes 8 and 13
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	1,283	100	1,283	—	—	Notes 9 and 13
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(2,667)	100	(2,667)	29,312	—	Notes 11 and 13
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 10 and 13
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(7,486)	100	(7,486)	8,928	—	Note 13
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	119,199	2	62,340	56,859	—	119,199	15,716	100	15,716	149,851	—	Note 13
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	755	49	370	13,829	—	Note 13
International Integrated Systems Inc. (Shanghai)	Development and maintenance of information system	48,753	2	39,923	—	—	39,923	(2,747)	100	(2,747)	—	—	Notes 12 and 13

(Continued)

Investee	Accumulated Investment in Mainland China as of December 31, 2021	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA

SENAO and its subsidiaries (Note 3)	$1,837,861	$2,047,858	$3,685,819
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	234,757,470
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	234,757,470
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	170,432	216,185	4,527,127
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,855,630
IISI and its subsidiaries (Note 7)	39,923	39,923	666,330

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.

b.	Investments through a holding company registered in a third region.

c.	Others.

Note 2:	The amounts were calculated based on the investee’s audited financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	IISI and its subsidiaries were calculated based on the consolidated net assets value of IISI.

Note 8:	Senao Trading (Fujian) Co., Ltd. completed its liquidation in May 2019.

Note 9:	Senao International Trading (Shanghai) Co., Ltd. completed its liquidation in April 2021.

Note 10:	Jiangsu Zhenhua Information Technology Company, LLC. completed its liquidation in December 2018.

Note 11:	Chunghwa Telecom (China) Co., Ltd. was approved to end and dissolve its business in August 2020. The liquidation of Chunghwa Telecom (China) Co., Ltd. is still in process.

Note 12:	International Integrated Systems Inc. (Shanghai) completed its liquidation in August 2021.

Note 13:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2021	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$1,145,964	—	—
					Accrued custodial receipts	159,432	—	—
					Accounts payable	831,921	—	—
					Amounts collected for others	151,324	—	—
					Revenues	5,671,851	—	3
					Operating costs and expenses	592,883	—	—
					Inventories	136,006	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	53,590	—	—
					Accounts payable	11,678	—	—
					Revenues	496,173	—	—
					Operating costs and expenses	101,698	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts payable	406,770	—	—
					Operating costs and expenses	1,273,162	—	1
					Inventories	146,949	—	—
					Property, plant and equipment	270,412	—	—
			Chunghwa Telecom Global Inc.	a	Accounts payable	33,605	—	—
					Operating costs and expenses	303,822	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	51,551	—	—
					Accounts payable	194,142	—	—
					Revenues	180,361	—	—
					Operating costs and expenses	465,949	—	—
			Light Era Development Co., Ltd.	a	Property, plant and equipment	124,978	—	—
			Honghwa International Co., Ltd.	a	Accounts receivable	58,384	—	—
					Accounts payable	901,629	—	—
					Revenues	175,966	—	—
					Operating costs and expenses	6,036,734	—	3
					Inventories	87,195	—	—
					Property, plant and equipment	138,223	—	—
			CHT Security Co., Ltd.	a	Accounts payable	114,134	—	—
					Operating costs and expenses	325,487	—	—
					Inventories	38,562	—	—
			International Integrated Systems, Inc.	a	Accounts payable	111,594	—	—
					Operating costs and expenses	360,537	—	—
					Inventories	24,729	—	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2021

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Aval Technologies Co., Ltd.	a	Accounts payable	$70,101	—	—
					Operating costs and expenses	388,141	—	—
					Inventories	49,309	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts payable	39,984	—	—
					Operating costs and expenses	155,444	—	—
			CHYP Multimedia Marketing & Communications Co., Ltd.	a	Accounts payable	37,752	—	—
					Operating costs and expenses	105,356	—	—
			Senyoung Insurance Agent Co., Ltd.	a	Accounts receivable	57,783	—	—
					Revenues	126,146	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2021, while revenues, costs and expenses are shown as a percentage to consolidated revenues for year ended December 31, 2021.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

DECEMBER 31, 2021

Name of Major Stockholders	Shares
	Number of Shares	Percentage of Ownership (%)
Ministry of Transportation and Communications	2,737,718,976	35.29
Shin Kong Life Insurance Co., Ltd.	438,973,184	5.65

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.